This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer:  Pengrowth Energy Trust
 Issuer:  Pengrowth Energy Trust
 Subject:  Esprit Energy Trust
 Commission File Number:  1-31253
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Pengrowth Energy Trust 2900, 240 — 4th Avenue S.W. Calgary, AB T2P 4H4

2.	Date of Material Change:

July 24, 2006

3.	News Release:

A news release setting out information relating to the material change described herein was disseminated on July 24, 2006 through Canada NewsWire and filed on SEDAR.

4.	Summary of Material Change:

Pengrowth Energy Trust (“Pengrowth”), Pengrowth Corporation, Esprit Energy Trust (“Esprit”) and Esprit Exploration Ltd. (“Esprit Ltd.”) have entered into a combination agreement dated July 23, 2006 (the “Combination Agreement”), providing for the combination of Pengrowth and Esprit into a single trust to continue under the name Pengrowth Energy Trust (the “Transaction”). The Transaction is expected to close on or about September 28, 2006 (the “Closing Date”).

5.	Full Description of Material Change:

Pengrowth, Pengrowth Corporation, Esprit and Esprit Ltd. have entered into a combination agreement dated July 23, 2006, providing for the combination of Pengrowth and Esprit into a single trust to continue under the name Pengrowth Energy Trust. The Transaction is expected to close on or about September 28, 2006.

The Transaction is to be completed pursuant to a tax free roll over under Section 132.2 of the Income Tax Act (Canada) and is subject to customary regulatory approvals. Pursuant to the Transaction, at the Time of closing, the following shall occur and be deemed to occur immediately in the below order:

1.	The Esprit trust indenture will be amended to the extent necessary to facilitate the Transaction.

2.
Pengrowth will, subject to the terms and conditions of the Combination Agreement, acquire all of the assets and assume all of the liabilities of Esprit, in exchange for 0.53 trust units of Pengrowth (the new units from the consolidation of Pengrowth’s Class “A” and Class “B” trust units effective July 27, 2006) (the “Pengrowth Units”) to be paid by Pengrowth to Esprit for each outstanding trust unit of Esprit (the “Esprit Units”).

3.
All outstanding Esprit Units (other than one Esprit Unit which Esprit will issue to Pengrowth immediately prior to closing) will be redeemed by Esprit in exchange for the Pengrowth Units which will be distributed by Esprit to the Esprit unitholders on the pro rata basis of their holdings of Esprit Units, in accordance with the 0.53 exchange ratio.

On completion of the Transaction, existing Pengrowth and Esprit unitholders will own approximately 82 percent and 18 percent of the combined trust, respectively.

A copy of the Combination Agreement is attached hereto hereto as Schedule “A”. Readers are cautioned that the Combination Agreement has not been prepared as a disclosure document and is not intended to provide factual information about Pengrowth for the benefit of investors or others, but rather is being filed pursuant to applicable regulator requirements. The Agreement contains representations and warranties made by Pengrowth to Esprit for risk allocation purposes, and solely for benefit of Esprit. Likewise, the Combination Agreement contains representations and warranties made by Esprit to Pengrowth for risk allocation purposes, and solely for the benefit of Pengrowth. Readers are cautioned that the factual statements embodied or reflected in the representations and warranties made in the Combination Agreement may be qualified (in whole or in part) by information in confidential disclosure schedules or other documents that Pengrowth and Esprit have exchanged in connection with the execution and delivery of the Combination Agreement, but which are not appended hereto, have not been filed with securities regulatory authorities in Canada or the US and are not otherwise available to the public. Accordingly, investors and securityholders should not rely on the representations and warranties contained in the Combination Agreement as accurate statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in Pengrowth’s public disclosures.

The following are among the terms and conditions in the Combination Agreement:
1.
On the business day immediately preceding the Closing Date, Esprit may declare a special cash distribution to Esprit unitholders of $0.30 per Esprit Unit, which if declared must be paid not later than the close of business on the business day immediately preceding the Closing Date.

2.
The Transaction is subject to approval by Esprit unitholders at a special meeting to be held on or about September 26, 2006 (the “Special Meeting”). An information circular will be mailed to Esprit unitholders in late August 2006 in respect of the Special Meeting (the “Esprit Circular”).

3.
Esprit has agreed to use its best efforts to encourage and facilitate all persons holding rights to acquire Esprit Units pursuant to Esprit’s performance unit incentive plan, to exercise their rights prior to closing, and Esprit will satisfy the obligations under such rights with cash payments, and will ensure that any such rights not exercised are terminated. Esprit has also agreed to redeem its outstanding exchangeable shares in exchange for Esprit Units in accordance with their terms, and has agreed to issue the Esprit Units to the holders of post-arrangement entitlements prior to closing so that at closing there will be no post-arrangement entitlements outstanding.

4.
Pengrowth has agreed to offer substantially all employees of Esprit and its subsidiaries continued employment with Pengrowth on terms and conditions substantially similar to their current terms and conditions of employment with Esprit.

5.	Pengrowth has agreed to increase the size of its board of directors by one member and appoint one member of the board of directors of Esprit Ltd. as a director of Pengrowth

Corporation. Mr. Michael Stewart, presently chairman of the board of trustees of Esprit, has been selected to join the board of directors of Pengrowth Corporation.

6.
The board of directors of each of Pengrowth Corporation and Esprit Ltd. have unanimously determined that the Transaction is in the best interests of Pengrowth, Esprit and their respective unitholders, and the board of directors of Esprit Ltd. has also unanimously determined that it will recommend that Esprit unitholders vote in favour of the Transaction.

7.
Esprit has received a verbal fairness opinion from its financial advisor CIBC World Markets Inc., and will receive a written fairness opinion therefrom stating that the consideration to be received by Esprit unitholders is fair, from a financial point of view, to Esprit unitholders. This fairness opinion will be included in the Esprit Circular.

8.
Esprit has covenanted to use reasonable commercial efforts to obtain written lock-up agreements within 72 hours of the execution of the Combination Agreement, from all directors and officers of Esprit Ltd. requiring them to vote all of their Esprit Units at the Special Meeting in favour of the Transaction and the Esprit trust indenture amendments.

9.
Pengrowth has agreed to assume Esprit’s $96 million aggregate principal amount of 6.5 percent convertible unsecured subordinated debentures due 2010 (“Esprit Debentures”) in accordance with their terms. Holders of Esprit Debentures will have the option of redeeming their Esprit Debentures at a price equal to 101 percent of the principal amount plus any accrued interest, or conversion to Esprit Units at $13.85, or to have the obligations under the Esprit Debentures assumed by Pengrowth.

10.	Pengrowth has agreed that the Esprit trust indenture amendments will also include the grant of a right of dissent to Esprit unitholders in respect of the Transaction.

11.	Esprit and Pengrowth have agreed to pay a reciprocal non-completion fee of $35 million to each other in certain circumstances. Pengrowth also has the right to match a competing proposal for Esprit.
Caution Regarding Forward-Looking Information

This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, statements with respect to: benefits of the Transaction, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005, under “Risk Factors” herein and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Mr. James S. Kinnear, Chairman, President and Chief Executive Officer, is knowledgeable about the material change and may be reached at (403) 233-0224.

9.	Date of Report:

Dated at Calgary, Alberta, this 2nd day of August, 2006.

SCHEDULE “A”
COMBINATION AGREEMENT

EXECUTION COPY
COMBINATION AGREEMENT
Between
ESPRIT ENERGY TRUST
- and -
ESPRIT EXPLORATION LTD.
- and -
PENGROWTH ENERGY TRUST
- and -
PENGROWTH CORPORATION
July 23, 2006

-i-

TABLE OF CONTENTS
(continued)
-ii-

TABLE OF CONTENTS
(continued)

		Page
7.1	General Conditions.	29
7.2	Esprit Party Conditions.	30
7.3	Pengrowth Party Conditions.	31
7.4	Notice Requirements.	32
7.5	Merger of Conditions.	33
ARTICLE VIII CLOSING MATTERS, TERMINATION FEE, TERMINATION AND EXPENSES		33
8.1	Closing Matters.	33
8.2	Agreement as to Termination Fee.	33
8.3	Liquidated Damages.	34
8.4	Termination.	35
8.5	Expenses.	35
ARTICLE IX NOTICES		36
9.1	Address For Notice.	36
9.2	Receipt and Deemed Receipt of Notice.	37
9.3	Change of Address.	37
ARTICLE X GENERAL		37
10.1	Amendment.	37
10.2	Waiver.	37
10.3	Assignment.	38
10.4	Amendment.	38
10.5	Time of the Essence.	38
10.6	Counterparts.	38
10.7	Governing Law.	38
10.8	Severability.	38
10.9	Binding Effect.	38
10.10	Employment Agreements.	38
10.11	Third Party Beneficiaries.	38
10.12	Confidentiality Agreement.	39
10.13	Acknowledgement.	39
10.14	Public Statements.	1

SCHEDULE “A”	—	Esprit Assets
SCHEDULE “B”	—	Assumption and Indemnity Agreement
SCHEDULE “C”	—	Representations and Warranties of the Esprit Parties
SCHEDULE “D”	—	Representations and Warranties of the Pengrowth Parties
-iii-

COMBINATION AGREEMENT
     THIS AGREEMENT made the 23rd day of July, 2006
BETWEEN:
ESPRIT ENERGY TRUST, a trust created under the Laws of the Province of Alberta, (hereinafter referred to as “Esprit”)
-and -
ESPRIT EXPLORATION LTD., a corporation subsisting under the Laws of Canada, (hereinafter referred to as “Esprit Ltd.”)
- and -
PENGROWTH ENERGY TRUST, a trust created under the Laws of the Province of Alberta, (hereinafter referred to as “Pengrowth”)
- and -
PENGROWTH CORPORATION, a corporation subsisting under the Laws of the Province of Alberta, (hereinafter referred to as “Pengrowth Co”)
     WHEREAS the boards of directors of each of Esprit Ltd., on behalf of Esprit, and Pengrowth Co, on behalf of Pengrowth, have unanimously determined that it is in the best interests of Esprit and Pengrowth and their respective unitholders for Esprit and Pengrowth to enter into the Acquisition and Redemption Transaction;
     AND WHEREAS the Parties propose that Pengrowth will acquire the Esprit Assets in exchange for Pengrowth Units pursuant to the provisions hereof;
     AND WHEREAS upon the receipt of the Pengrowth Units by Esprit, Esprit Unitholders will receive 0.53 Pengrowth Units for each Esprit Unit held;
     AND WHEREAS this Agreement will be considered at the Esprit Special Meeting;
     NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:
ARTICLE I
INTERPRETATION
1.1 Definitions.
     In this Agreement, and the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

“Acquisition and Redemption Transaction” means the transaction which would provide for, inter alia, the transfer of all of the Esprit Assets to Pengrowth in consideration of the Payment Units and the assumption of the Assumed Liabilities by Pengrowth and the distribution of all Payment Units by Esprit to the Esprit Unitholders as of the Time of Closing upon, and as consideration for, the acquisition and cancellation of all of the Esprit Units (other than the Pengrowth Esprit Unit), all as contemplated in Section 132.2 of the Tax Act and as described in Article II hereof;
“Acquisition Proposal” means any bid, proposal or offer (whether or not subject to conditions) to acquire, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding Esprit Units whether by way of a take-over bid, tender offer, exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, reverse take-over, sale of material assets, issuance or sale of securities (other than pursuant to the exercise or conversion of currently outstanding Esprit Rights, Esprit Debentures, Esprit Exchangeable Shares or Esprit Post-Arrangement Entitlements), re-capitalization, redemption, liquidation, dissolution, winding-up or similar transaction or other business combination involving Esprit or any of its Subsidiaries (whether in a single or multi-step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of Esprit or its Subsidiaries (taken as a whole), other than the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement;
“Affiliate Restrictions” means the restrictions imposed under applicable U.S. Securities Laws upon offers and sales of securities by “affiliates” (as defined in Rule 144 under the U.S. Securities Act);
“Agreement”, “this Agreement”, “hereby”, “herein” and similar expressions refer to this Combination Agreement taken as a whole including the Schedules to this Agreement and not to any particular Section, subsection or paragraph and include any agreement or instrument in writing which amends or is supplementary to this Agreement and any restatement of this Agreement;
“Alberta Act” means the Securities Act (Alberta), as amended;
“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the Alberta Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations, instruments and policies published and/or promulgated thereunder (including Rule 61-501 of the Ontario Securities Commission and analogous rules and policies of other Securities Authorities), as such may be amended from time to time prior to the Closing Date;
“Assumed Liabilities” means all of the liabilities and obligations of Esprit, whether or not reflected on the books of Esprit, including all of its obligations under the Esprit Material Agreements;
“Assumption and Indemnity Agreement” means the form of assumption and indemnity agreement annexed to this Agreement as Schedule “B”;
“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;
“Closing Date” means September 28, 2006, provided that, in the event any of the conditions of closing contained in this agreement in favour of Esprit or Pengrowth have not been fulfilled or waived by such date, the Closing Date shall be October 30, 2006 provided that, in the event any of the conditions of closing in this agreement in favour of Esprit or Pengrowth has not been fulfilled or waived by such date, the Closing Date shall be November 29, 2006;

“Commissioner” means the Commissioner of Competition appointed pursuant to the provisions of the Competition Act;
“Competition Act” means the Competition Act (Canada), as amended;
“Confidentiality Agreement” means the confidentiality agreement dated June 8, 2006 between Esprit and Pengrowth;
“Designated Officers” means, in respect of Esprit, Paul Myers, Steve Soules and Greg Jerome and, in respect of Pengrowth, James S. Kinnear, Christopher G. Webster and Charles V. Selby;
“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws, statutes, regulations, ordinances, rules, guidelines, orders, directives and other requirements of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;
“Esprit Administration Agreement” means the amended and restated administration agreement dated June 30, 2005 between the Esprit and Esprit Ltd.;
“Esprit Assets” means all the property, assets and undertaking of Esprit of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, royalties, notes or other interests in the capital of or granted by Esprit’s direct Subsidiaries (as set out in Schedule “A” hereto) and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Esprit (other than the one Pengrowth Unit issued pursuant to Section 2.23);
“Esprit Board of Directors” means the board of directors of Esprit Ltd. as it may be comprised from time to time;
“Esprit Circular” has the meaning ascribed thereto in Section 2.11;
“Esprit Credit Facility” means the $330 million credit facility of Esprit with a syndicate of four Canadian Chartered banks secured by the Esprit Demand Debenture;
“Esprit Debenture Indenture” means the trust indenture dated as of July 28, 2005 by and between Esprit, Esprit Ltd. and Computershare Trust Company of Canada;
“Esprit Debentures” means $100 million aggregate principal amount of 6.5% convertible extendible unsecured subordinated debentures of Esprit issued on July 28, 2005 pursuant to the Esprit Debenture Indenture;
“Esprit Demand Debenture” means the $500 million demand debenture granting a first floating charge on all petroleum and natural gas assets of Esprit as security for the Esprit Credit Facility;
“Esprit Disclosure Letter” means the letter of even date from Esprit delivered to Pengrowth;
“Esprit Employment Agreements” means the employment agreements, as amended, between Esprit Ltd. and each of its senior officers;
“Esprit Exchangeable Shares” means the exchangeable shares of Esprit Ltd.;

“Esprit ExchangeCo” means Esprit ExchangeCo Ltd., a corporation incorporated under the Canada Business Corporations Act;
“Esprit Fairness Opinion” has the meaning ascribed thereto in Section 2.20(b);
“Esprit Financial Statements” means the audited comparative consolidated financial statements of Esprit as at and for the years ended December 31, 2005 and 2004 together with the notes thereto and the auditors’ report thereon, and the unaudited interim consolidated financial statements for the three months ended March 31, 2006 together with the notes thereto;
“Esprit Governance Voting Agreement” means the governance voting agreement dated October 1, 2004 among Esprit, Esprit Ltd. and the Esprit Trustee;
“Esprit Material Agreements” means, collectively, the Esprit Note Indenture, the Esprit Trust Indenture, the Esprit Debenture Indenture, the Esprit NPI Agreement, the Esprit Governance Voting Agreement, the Esprit PUIP, the Esprit Note Indenture, the Esprit Administration Agreement, the Esprit Credit Facility and the Esprit Demand Debenture;
“Esprit Note Indenture” means the note indenture between Esprit Ltd. and Computershare Trust Company of Canada dated October 1, 2004;
“Esprit Notes” means the unsecured, subordinated promissory notes issued by Esprit Ltd. to Esprit pursuant to the Esprit Note Indenture;
“Esprit NPI” means the net profit interest granted pursuant to the Esprit NPI Agreement;
“Esprit NPI Agreement” means the net profit interest agreement dated October 1, 2004 between Esprit and Esprit Ltd.;
“Esprit Parties” means Esprit and Esprit Ltd. and “Esprit Party” means any of them unless the context otherwise requires;
“Esprit Post-Arrangement Entitlements” means the rights to receive Esprit Units issued to former holders of common shares of Esprit Ltd. who did not provide a declaration of residency in respect of the plan of arrangement, effective October 1, 2004, involving, among others, Esprit and Esprit Ltd.;
“Esprit PUIP” means the performance unit incentive plan of Esprit dated October 1, 2004, as amended;
“Esprit Rights” means the rights to receive Esprit Units pursuant to performance units granted under the Esprit PUIP;
“Esprit Special Meeting” has the meaning ascribed thereto in Section 2.11;
“Esprit Trustee” means, collectively, the members of the Esprit Board of Directors who serve collectively as the Trustees under the Esprit Trust Indenture;
“Esprit Trust Indenture” means the trust indenture dated August 16, 2004, as amended and restated September 30, 2004 and June 30, 2005 as such indenture may be amended by supplemental indentures from to time or as may be amended or restated from time to time;

“Esprit Trust Indenture Amendments” means the amendments to the Esprit Trust Indenture required in order to: (i) grant dissent rights to Esprit Unitholders in respect of the Acquisition and Redemption Transaction; and (ii) permit the redemption of the Esprit Units as contemplated by Section 2.2(e);
“Esprit Unit” means a trust unit issued by Esprit;
“Esprit Unitholder Approval” means approval of the Acquisition and Redemption Transaction and the Esprit Trust Indenture Amendments and related matters at a meeting, convened and held in accordance with the Esprit Trust Indenture and applicable Law, by the affirmative vote of the holders of not less than 66 2/3% of the Esprit Units represented and voted thereon at such meeting;
“Esprit Unitholders” means, at the relevant time, the holders of Esprit Units;
“Exchange Ratio” means the ratio of 0.53 of one Pengrowth Unit for each Esprit Unit;
“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants carrying on business in Calgary, Alberta;
“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, statutory body, commission, board, bureau or agency, (b) self-regulatory organization or authority or stock exchange including the TSX and the NYSE, (c) subdivision, agent, commission, board or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;
“including” means “including without limitation” and “includes” means “includes without limitation”;
“Indemnified Persons” has the meaning ascribed thereto in Section 2.2;
“Investment Canada Act” means the Investment Canada Act (Canada), as amended;
“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;
“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or any change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole or the energy income trust sector, and not specifically relating to any Party and/or its Subsidiaries (including changes in Tax Laws); (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any changes arising from matters consented to or approved in writing by the Other Party; or (v) any matter which has been publicly disclosed by a Party as of the date hereof.
“Material Subsidiaries” means, with respect to Esprit, Esprit Ltd. and Esprit ExchangeCo and, with respect to Pengrowth, Pengrowth Co, Stellar Resources Limited, Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership and Crispin Energy Partnership;
“Non-Completing Party” has the meaning ascribed thereto in Section 8.2(a);
“NYSE” means the New York Stock Exchange;
“Offered Employees” has the meaning ascribed thereto in Section 2.18;
“Other Party” means, with respect to the Esprit Parties, the Pengrowth Parties and, with respect to the Pengrowth Parties, the Esprit Parties, as applicable;
“Outside Date” means December 1, 2006;
“Parties” means, collectively, the Parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the Esprit Parties or the Pengrowth Parties, as the case may be;
“Payment Units” has the meaning ascribed thereto in Section 2.3;
“Pengrowth Board of Directors” means the board of directors of Pengrowth Co as it may be comprised from time to time;
“Pengrowth Credit Facility” means the $370 million revolving unsecured credit facility of Pengrowth with a syndicate of eight financial institutions;
“Pengrowth Disclosure Letter” means the letter of even date from Pengrowth delivered to Esprit;
“Pengrowth Esprit Unit” means the one Esprit Unit issued to Pengrowth immediately prior to the Time of Closing;
“Pengrowth Financial Statements” means the audited comparative consolidated financial statements of Pengrowth as at and for the years ended December 31, 2005 and 2004 together with the notes thereto and the auditors’ report thereon, and the unaudited interim consolidated financial statements for the three months ended March 31, 2006 together with the notes thereto;
“Pengrowth Incentive Plans” means, collectively, the deferred entitlement unit plan, trust unit rights incentive plan, distribution reinvestment plan, trust unit option plan, long term incentive plan, retention plan, employee savings plan and trust unit margin plan of Pengrowth and any and all other such incentive plans pursuant to which Pengrowth Units may be issued;
“Pengrowth Management Agreement” means the amended and restated management agreement between Pengrowth, Pengrowth Co, the Pengrowth Manager and the Pengrowth Trustee dated June 17, 2003;
“Pengrowth Manager” means Pengrowth Management Limited;

“Pengrowth Material Agreements” means, collectively, the Pengrowth Trust Indenture, the Pengrowth Royalty Indenture, the Pengrowth Shareholders Agreement, the Pengrowth Management Agreement, the Pengrowth Notes and the Pengrowth Credit Facility;
“Pengrowth Notes” means the following issued by Pengrowth (i) the U.S. $50 million senior unsecured notes due 2013, the (ii) U.S. $150 million senior unsecured notes due 2010, and (iii) the £50 million senior unsecured notes due 2013 and related currency swaps;
“Pengrowth Parties” means Pengrowth and Pengrowth Co and “Pengrowth Party” means any of them unless the context otherwise requires;
“Pengrowth Rights” means the rights to acquire Pengrowth Units granted under any of the Pengrowth Incentive Plans;
“Pengrowth Royalty” means the royalty granted by Pengrowth Co to Pengrowth pursuant to the Pengrowth Royalty Indenture;
“Pengrowth Royalty Indenture” means the terms of the amended and restated royalty indenture dated as of June 17, 2006 between Pengrowth Co and the Pengrowth Trustee;
“Pengrowth Shareholders Agreement” means the amended and restated shareholder agreement dated June 17, 2003 between the Pengrowth Manager, Pengrowth, Pengrowth Co and the Pengrowth Trustee;
“Pengrowth Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Pengrowth Trust Indenture;
“Pengrowth Trust Indenture” means Pengrowth’s amended and restated trust indenture dated as of June 27, 2006 between Pengrowth Co and the Pengrowth Trustee;
“Pengrowth Unit” means a trust unit issued by Pengrowth as constituted following the Pengrowth Unit Consolidation;
“Pengrowth Unit Consolidation” means the “Consolidation” as defined in the Information Circular — Proxy Statement of Pengrowth and Pengrowth Co dated May 16, 2006;
“Pengrowth Unitholders” means, at the relevant time, the holders of Pengrowth Units;
“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
“Public Record” means all information filed by or on behalf of Esprit or Pengrowth, as the case may be, with a securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws since December 31, 2004;
“Registration Statement” has the meaning ascribed thereto in Section 2.12;
“Reporting Provinces” means all the provinces of Canada;
“Required Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without objection being made) of any Governmental Entities as are necessary for the consummation of the Acquisition and Redemption Transaction including:
(a)
the Commissioner or any Person authorized to exercise the powers and perform the duties of the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act to the effect that she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the Acquisition and Redemption Transaction, or advised the Parties in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

(b)	the Minister under the Investment Canada Act is satisfied or deemed to be satisfied that the consummation of the transactions contemplated hereunder are likely to be of net benefit to Canada;

(c)
the Registration Statement shall have been declared effective by the SEC under the U.S. Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC; and

(d)
the Pengrowth Units issuable pursuant to the Acquisition and Redemption Transaction shall have been conditionally approved for listing on the TSX and the NYSE, subject to the filing of required documentation.

“Required Third Party Approvals” means all third party approvals necessary for the consummation of the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement, other than those approvals which if not obtained would not have, or reasonably be expected to have, a Material Adverse Effect with respect to either Esprit or Pengrowth, as the case may be, which “Required Third Party Approvals” may include those approvals set forth in the Esprit Disclosure Letter and the Pengrowth Disclosure Letter and which will include the lenders to each of Esprit Ltd. and Pengrowth Co consenting to the Acquisition and Redemption Transaction or continuing to make financing available to Esprit Ltd. and Pengrowth Co subsequent to the Acquisition and Redemption Transaction on conditions acceptable to Esprit Ltd. and Pengrowth Co, acting reasonably;
“SEC” means the United States Securities and Exchange Commission;
“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Reporting Provinces;
“Special Distribution” has the meaning ascribed thereto in Section 2.10;
“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the Alberta Act (for such purposes, if such Person is not a corporation, as if such Person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;
“Superior Proposal” has the meaning ascribed thereto in Section 6.4(a);

“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income as specifically defined, distributable income, profits or selected items of income, distributable income or profits), and all capital taxes, gross receipts taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada pension plan premiums, excise taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, registered investment taxes, foreign property taxes, alternative or add-on minimum taxes, goods and services tax, ad valorem taxes, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;
“Tax Act” means the Income Tax Act (Canada) and the Income Tax Regulations all as amended from time to time;
“Tax Return” means all returns, declarations, reports, information returns, tax slips and statements required to be filed with any taxing authority relating to Taxes;
“Termination Fee” has the meaning ascribed thereto in Section 8.2(a);
“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.11;
“Time of Closing” means 10:00 a.m. (Calgary time) on the Closing Date or such other time as the parties hereto may agree;
“Transfer Agent” means Computershare Trust Company of Canada, which shall act as depository in respect of the Acquisition and Redemption Transaction;
“TSX” means the Toronto Stock Exchange;
“U.S. Code” means the United States Internal Revenue Code of 1986, as amended;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and
“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.
1.2 Interpretation Not Affected by Headings.
     The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3 Currency.
     Except if otherwise specifically stated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.
1.4 Numbers and Gender.
     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action.
     In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.6 Entire Agreement.
     This Agreement (including the Schedules to this Agreement) and the Confidentiality Agreement constitute the entire agreements between the parties hereto pertaining to the terms of the Agreement and supersede all other prior agreements, understandings, negotiations and discussions, whether verbal or written, between the Parties with respect to the terms of the Agreement.
1.7 Canadian GAAP.
     All references to “GAAP” means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, or, where such Handbook is silent, as set out in other recognized accounting literature in Canada.
1.8 Knowledge.
     Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of a Party, such knowledge or awareness consists only of the actual knowledge or awareness, after due enquiry, as of the date of this Agreement, of the Designated Officers of such Party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.
1.9 Interpretation Not Affected by Party Drafting.
     The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.
1.10 Trust Power and Capacity.
     In this Agreement references to the power and capacity of Esprit and Pengrowth, as the case may be, are deemed to be references to that of the Esprit Trustee and the Pengrowth Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the laws of the Province of Alberta and pursuant to the powers of the trustees specified in the Esprit Trust Indenture and the Pengrowth Trust Indenture, respectively.
1.11 Schedules.
The following Schedules are incorporated in and form an integral part of this agreement:

Schedule A	-	Esprit Assets
Schedule B	-	Assumption and Indemnity Agreement
Schedule C	-	Representations and Warranties of the Esprit Parties
Schedule D	-	Representations and Warranties of the Pengrowth Parties

ARTICLE II
THE ACQUISITION AND REDEMPTION TRANSACTION
2.1	General.
     As soon as practicable following the date hereof, Esprit and Pengrowth shall proceed towards a combination of their businesses, on the terms and subject to the conditions contained herein. At the Time of Closing, each Esprit Unitholder will, subject to the terms and conditions hereof, as a result of the Acquisition and Redemption Transaction, receive 0.53 Pengrowth Units for each Esprit Unit held immediately prior to the Time of Closing.
2.2	Purchase of Esprit Assets.
     Upon and subject to the terms and conditions set forth in this Agreement, at the Time of Closing the following shall occur and shall be deemed to occur immediately (in the order set out in Section 2.16):
(a)	the Esprit Trust Indenture will be amended to the extent necessary to facilitate the Acquisition and Redemption Transaction;
(b)	Esprit shall sell, transfer, convey, assign and deliver to Pengrowth, and Pengrowth shall purchase and accept from Esprit, all the Esprit Assets, as the same shall exist at the Time of Closing;
(c)	Pengrowth shall assume and become liable to pay, satisfy, discharge, observe, perform and fulfill the Assumed Liabilities in accordance with their terms;

(d)	Pengrowth shall issue the Payment Units to Esprit; and

(e)
the Esprit Units (other than the Pengrowth Esprit Unit) will be redeemed in exchange for the Payment Units which shall be distributed to the Esprit Unitholders, on a pro rata basis of their holdings of Esprit Units, in accordance with the Exchange Ratio.

     In accordance with, and in connection with, the assumption of the Assumed Liabilities described in subparagraph (c) above, Pengrowth shall:
(f)
indemnify and save Esprit’s and its Subsidiaries’ trustees, directors, officers, employees and agents (together, the “Indemnified Persons”) harmless from all and any costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of Pengrowth to discharge and perform all or any of the obligations, covenants, agreements and obligations forming part of the Assumed Liabilities; and

(g)
if any suit or action is commenced against any of the Indemnified Persons in connection with any of the Assumed Liabilities or in respect of any covenant, condition, agreement or obligation assumed as contemplated herein, assume the conduct of such case and provide to the Indemnified Persons such further indemnification from all costs, damages or expenses as they may reasonably require.

2.3	Consideration.
     In consideration of the sale and transfer of the Esprit Assets as provided in Section 2.2 hereof, at the Time of Closing, Pengrowth shall execute and deliver the Assumption Agreement, providing for the assumption by Pengrowth of the Assumed Liabilities, and shall issue to Esprit an aggregate number of Pengrowth Units equal in number to the product of the number of Esprit Units (other than the Pengrowth Esprit Unit) outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio (such Pengrowth Units being referred to herein as the “Payment Units”). It is agreed that the amount of Assumed Liabilities allocated as consideration to any Esprit Asset shall not exceed the cost amount, for purposes of the Tax Act, of that Esprit Asset or such other amounts that Esprit and Pengrowth consider reasonable in the circumstances.
2.4	Deposit of Payment Units and Fractional Trust Units.
     A form of letter of transmittal containing instructions with respect to the surrender of certificates representing the Esprit Units will be forwarded with the Esprit Circular to the Esprit Unitholders, holders of Esprit Exchangeable Shares and, if applicable, holders of Esprit Post-Arrangement Entitlements for use in exchanging their certificates. Upon delivery of properly completed letters of transmittal together with certificates representing Esprit Units to the Transfer Agent, certificates for the appropriate number of Pengrowth Units will be issued. No fractional Pengrowth Units shall be issued to former Esprit Unitholders pursuant to the Acquisition and Redemption Transaction and no distribution, dividend or other change in the structure of Pengrowth shall relate to any such fractional security and such fractional interest shall not entitle the owner thereof to exercise any rights as a securityholder of Pengrowth. In the event that the Acquisition and Redemption Transaction would otherwise result in an Esprit Unitholder being entitled to a fractional Pengrowth Unit, an adjustment will be made to the nearest whole number of Pengrowth Units and a certificate representing the resulting whole number of Pengrowth Units will be issued. In calculating such fractional interests, all Esprit Units held by a registered holder of Esprit Units immediately prior to the Time of Closing shall be aggregated. At or prior to the Time of Closing, Pengrowth shall deposit with the Transfer Agent, for the benefit of the holders of Esprit Units who will receive the Payment Units, certificates representing the Pengrowth Units issued pursuant to Section 2.3. Upon surrender to the Transfer Agent for cancellation of a certificate which immediately prior to the Time of Closing represented one or more Esprit Units that were exchanged for one or more Pengrowth Units under the Acquisition and Redemption Transaction, together with a letter of transmittal and such other documents and instruments as would have been required to effect the transfer of the Esprit Units formerly represented by such certificate, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificates shall be entitled to receive in exchange therefor, and the Transfer Agent shall deliver to such holder, a certificate representing that number (rounded to the nearest whole number) of Pengrowth Units which such holder has a right to receive and the certificate representing Esprit Units so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Esprit Units that is not registered in the transfer records of Esprit, a certificate representing the proper number of Pengrowth Units may be issued to the transferee if the certificate representing such Esprit Units is presented to the Transfer Agent, accompanied by a letter of transmittal and all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 2.4, each certificate which immediately prior to the Time of Closing represented Esprit Units shall be deemed at all times after the Time of Closing to represent only the right to receive upon such surrender a certificate representing Pengrowth Units as contemplated by this Section, and to receive from and after the Time of Closing, without any further action to be taken by any Esprit Unitholder, any distributions or dividends with a record date after the Time of Closing theretofore paid or payable with respect to such Pengrowth Units as contemplated by Section 2.5.

2.5	Distributions With Respect to Unsurrendered Certificates.
     All distributions or other payments declared or made after the Time of Closing with respect to Pengrowth Units with a record date after the Time of Closing shall be paid to the holder of any unsurrendered certificate which immediately prior to the Time of Closing represented outstanding Esprit Units and who immediately prior to the Time of Closing was an Esprit Unitholder of record.
2.6	Lost Certificates.
     In the event any certificate which immediately prior to the Time of Closing represented one or more outstanding Esprit Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Pengrowth Units (and any distributions or other payments with respect thereto) deliverable in accordance with such holder’s letter of transmittal. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Pengrowth Units are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Pengrowth and the Transfer Agent in such sum as Pengrowth may direct or otherwise indemnify Pengrowth in a manner satisfactory to Pengrowth against any claim that may be made against Pengrowth with respect to the certificate alleged to have been lost, stolen or destroyed.
2.7	Extinction of Rights.
     Any certificate which immediately prior to the Time of Closing represented outstanding Esprit Units (or securities of any predecessor of Esprit) that were not deposited, with all other instruments required by Section 2.4, on or prior to the sixth anniversary of the Closing Date, shall cease to represent a claim or interest of any kind or nature as a holder of Pengrowth Units (including, without limitation any dividends, distributions, payments or interest in respect thereof). On such date, the Pengrowth Units to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Pengrowth, together with all entitlements to dividends, distributions, payments and interest thereon held for such former registered holder.
2.8	Withholding Rights.
     Pengrowth, Esprit and the Transfer Agent shall be entitled to deduct and withhold from any distribution or consideration otherwise payable to any former holder of Esprit Units, such amounts as Pengrowth, Esprit or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the trust units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that any amount is required to be deducted or withheld from any payment to an Esprit Unitholder, Pengrowth, Esprit and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the Pengrowth Units otherwise issuable as is necessary to provide sufficient funds to Pengrowth, Esprit or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Pengrowth, Esprit or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

2.9	Rollover Election.
     Within the prescribed time period and in the prescribed form provided for in section 132.2 of the Tax Act, Pengrowth and Esprit shall jointly elect to have section 132.2 of the Tax Act apply with respect to the Acquisition and Redemption Transaction. The elected amounts for the Esprit Assets will be mutually agreed upon but shall be such amounts as shall result in no additional income to Esprit and shall, to the extent possible without resulting in additional income to Esprit, transfer the maximum tax attributes to Pengrowth. Pengrowth and Esprit shall use reasonable commercial efforts to file other elections (or make such other filings) that are necessary or desirable to minimize Taxes becoming payable by Esprit or Pengrowth or subsidiaries of either of them or unitholders as a result of the transactions comprising the Acquisition and Redemption Transaction and its related transactions; provided, however, that in no event shall Pengrowth be required, pursuant to this Section 2.9, to take any action that would result in the recognition of taxable income or gain by a Pengrowth Unitholder.
2.10	Esprit Special Distribution.
     The Parties agree that Esprit may declare and pay a special distribution of up to $0.30 per Esprit Unit in respect of each outstanding Esprit Unit on the Business Day immediately preceding the Closing Date (the “Special Distribution”), provided that if declared it shall be paid not later than the close of business on the Business Day immediately preceding the Closing Date.
2.11	Acquisition and Redemption Documentation and Esprit Special Meeting.
     Subject to Section 2.12 and Section 2.13 below, Esprit shall duly convene and hold, in accordance with the requirements of all applicable Laws and in accordance with the Esprit Trust Indenture, a special meeting of Esprit Unitholders (such meeting defined herein as the “Esprit Special Meeting”) to consider and, if thought fit, approve the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction. The Esprit Special Meeting shall be held on September 26, 2006. Esprit shall prepare, for delivery to Esprit Unitholders in connection with the Esprit Special Meeting, a management information circular (the “Esprit Circular”) in compliance, in all material respects, with Applicable Canadian Securities Laws and in compliance with the Esprit Trust Indenture. Pengrowth and its advisors shall be given adequate opportunity to review and comment upon drafts of the Esprit Circular prior to its being mailed to Esprit Unitholders and filed with the Securities Authorities. The Esprit Circular shall be mailed to Esprit Unitholders on or before August 25, 2006. Esprit shall file the Esprit Circular on a timely basis with the Securities Authorities. Such Esprit Circular, when filed with the Securities Authorities and mailed to Esprit Unitholders, shall in all material respects comply with the requirements of applicable Laws. The Pengrowth Parties shall use their best efforts to obtain and furnish to the Esprit Parties such information regarding the Pengrowth Parties reasonably required to be included in the Esprit Circular on or before August 22, 2006, including the pro forma financial statements of Pengrowth required by Applicable Canadian Securities Laws to be included in the Esprit Circular. On both the date the Esprit Circular is first mailed to the Esprit Unitholders and the date of the Esprit Special Meeting, the information provided by the Pengrowth Parties for use in the preparation of the Esprit Circular, except as publicly disclosed after the date such information is provided, shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws. Pengrowth shall indemnify and save harmless Esprit and the directors, officers and agents of Esprit and Esprit Ltd., as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Esprit or Esprit Ltd., or any director, officer or agent thereof, may be subject or which Esprit or Esprit

Ltd., or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation in the material provided by Pengrowth for inclusion in the Esprit Circular;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the information provided by Pengrowth for inclusion in the Esprit Circular or in any material filed by or on behalf of Pengrowth in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Pengrowth Units; and

(iii)	Pengrowth not complying with any requirement of applicable Law in connection with the transactions contemplated in this Agreement;
except that Pengrowth shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon the gross negligence or willful misconduct of Esprit or Esprit Ltd. or any director, officer or agent thereof.
2.12	U.S. Filings.
     The Pengrowth Parties (with the cooperation of the Esprit Parties) shall prepare and file with the SEC a registration statement on Form F-10 under the U.S. Securities Act (together with all amendments thereto, the “Registration Statement”), in which the Esprit Circular and any other documents used to solicit votes of Esprit Unitholders at the Esprit Special Meeting shall be included as a prospectus, in connection with the registration under the U.S. Securities Act of the Payment Units to be issued to the Esprit Unitholders pursuant to the Acquisition and Redemption Transaction. The Pengrowth Parties shall use their reasonable commercial efforts to cause the Registration Statement to become effective as promptly as practicable after the filing of the Esprit Circular with the Securities Authorities. Until such time as the Registration Statement has been filed with the SEC, the Esprit Circular and any other documents used to solicit votes of Esprit Unitholders at the Esprit Special Meeting shall not be mailed to, or otherwise used to solicit, Esprit Unitholders. Esprit shall furnish all information concerning itself and its affiliates that Pengrowth may reasonably request in connection with such actions and the preparation of the Registration Statement. Pengrowth will advise Esprit promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Time of Closing, any event or circumstance relating to the Esprit Parties, or their respective officers or directors, should be discovered by the Esprit Parties which should be set forth in an amendment or a supplement to the Esprit Circular and the Registration Statement, Esprit shall promptly inform Pengrowth. At the time of filing of the Registration Statement, Pengrowth shall file with the SEC a written irrevocable consent and power of attorney on Form F-X under the U.S. Securities Act. In the event the Registration Statement of Pengrowth contemplated hereby has not become effective by September 15, 2006, the Parties shall negotiate in good faith such amendments to this Agreement as are necessary or desirable to proceed with the transactions contemplated hereby without the necessity of the Registration Statement becoming effective.

2.13	Circular Contents.
     It is acknowledged and agreed that the Esprit Circular shall be required to include certain pro forma financial information as contemplated by and in accordance with applicable Laws. The Parties further acknowledge and agree that pro forma financial information that meets the disclosure requirements under applicable Laws will be prepared by management of Pengrowth with the assistance of Esprit, if requested, and that KPMG LLP will provide a compilation report in accordance with the applicable guidelines of the Canadian Institute of Chartered Accountants thereon, at the joint expense of Pengrowth and Esprit. Each of the Parties consents to the inclusion of such pro forma financial information in the Esprit Circular as contemplated hereby in connection with the transactions provided for herein.
2.14	Compilation of Proxies.
     Esprit and Esprit Ltd. will instruct the Transfer Agent to advise Pengrowth from time to time, no less frequently than every three Business Days until the day immediately prior to the date of the Esprit Special Meeting and thereafter as often as requested, if requested by Pengrowth and in such manner as Pengrowth may reasonably request, as to the number of Esprit Units voted for or against the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction.
2.15	Fairness Opinion.
     The Parties agree that the Esprit Fairness Opinion shall be included in the Esprit Circular.
2.16	Sequence of the Acquisition and Redemption and Related Transactions.
     The Parties acknowledge and agree that the Acquisition and Redemption Transaction shall be structured so that the following shall occur in the following sequence, such that step (b) occurs one moment in time after step (a) (which, for greater certainty, will be during the interval between the “transfer time” and the “acquisition time”, as defined for the purposes of Section 132.2 of the Tax Act):
(a)	transfer of the Esprit Assets, assumption of the Assumed Liabilities and issuance of the Payment Units; and

(b)
the Esprit Units (other than the Pengrowth Esprit Unit) will be redeemed in exchange for the Payment Units which shall be distributed to the Esprit Unitholders, on a pro rata basis of their holdings of Esprit Units, in accordance with the Exchange Ratio.

2.17	Esprit Rights.
     Esprit and Esprit Ltd. agree and represent that the Esprit Board of Directors has determined unanimously to use its best efforts to encourage and facilitate all Persons holding Esprit Rights to exercise their rights prior to the Time of Closing and in that regard the Esprit Board of Directors will authorize the accelerated vesting of all Esprit Rights prior to the Time of Closing and will satisfy the obligations under such rights with cash payments as set out in the Esprit Disclosure Letter. Esprit and Esprit Ltd. agree to make all applicable statutory withholdings on any payment of consideration to holders of Esprit Rights to cancel, acquire or extinguish the Esprit Rights. Esprit also agrees to use its best efforts to ensure that any Esprit Rights that will not be exercised on or prior to the Time of Closing are terminated or surrendered without the payment of any consideration therefor unless consented to by Pengrowth, acting reasonably.

2.18	Employees.
     Pengrowth intends to offer substantially all employees of Esprit or any of its subsidiaries (the “Offered Employees”) employment by Pengrowth or one of its subsidiaries, with such employment to be effective immediately following the closing of the Acquisition and Redemption Transaction. The Offered Employees shall be offered employment on the terms and conditions substantially similar to the terms and conditions on which they are currently employed including recognizing past service with Esprit except for vacation which recognizes past service in the industry. The Offered Employees shall also be paid an additional three months base salary (less required withholdings) on December 31, 2006 as a retention bonus for employment to that date from the Closing Date. If any Offered Employee accepts employment from Pengrowth or one of its Subsidiaries and is terminated without cause within nine months after the Closing Date, Pengrowth shall or shall cause its subsidiaries to pay to such employee the three month retention amount referred to above, if it has been earned, plus reasonable and market severance in accordance with Pengrowth’s standard employee severance policies then in effect which shall not be less than four months of such employee’s base salary. If any Offered Employee does not accept employment from Pengrowth or one of its Subsidiaries, such employee shall be entitled on the Closing Date to a severance payment not to exceed statutory termination pay. Esprit shall be entitled to disclose the content of this provision to the Offered Employees.
2.19	Board Composition.
     Pengrowth shall, effective immediately prior to the Time of Closing, increase the size of the Pengrowth Board of Directors by one member and Esprit and Pengrowth, acting reasonably, shall select and appoint from among the individuals presently serving on the Esprit Board of Directors one individual to serve on the Pengrowth Board of Directors.
2.20	Esprit Approval.
     Esprit and Esprit Ltd. represent and warrant to the Pengrowth Parties that the Esprit Board of Directors:
(a)	has unanimously determined that:
(i)	the Acquisition and Redemption Transaction is in the best interests of Esprit and the Esprit Unitholders; and

(ii)	it will recommend that the Esprit Unitholders vote in favour of the Acquisition and Redemption Transaction;
(b)
has received advice (which shall subsequently be in the form of a written opinion) (the “Esprit Fairness Opinion”) from CIBC World Markets Inc., financial advisors to the Esprit Board of Directors, to the effect that the consideration to be received by Esprit Unitholders in connection with the Acquisition and Redemption Transaction, assuming the prior payment of the Special Distribution, is fair, from a financial point of view, to the Esprit Unitholders; and

(c)
has advised that each of its members intends to vote the Esprit Units beneficially owned by them, or over which they exercise control or direction, in favour of the Acquisition and Redemption Transaction, and will so represent in the Esprit Circular and in any press release or any other form of public dissemination issued by Esprit relating to the Acquisition and Redemption Transaction (including any joint press release) where such press release and other public dissemination disclosure is appropriate, in the mutual judgment of Esprit and Pengrowth, acting reasonably.
2.21	Support Agreements.
     Esprit shall use its reasonable commercial efforts to obtain agreements, on terms and conditions satisfactory to Pengrowth, within 72 hours of the execution of this Agreement, from all directors and officers of Esprit Ltd. to vote all of their Esprit Units held at the date of the Esprit Special Meeting in favour of the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction.
2.22	Subscription for Pengrowth Esprit Unit.
     Immediately prior to the Time of Closing, Pengrowth agrees to subscribe for the Pengrowth Esprit Unit in consideration of one Pengrowth Unit and Esprit agrees to issue the Pengrowth Esprit Unit to Pengrowth immediately prior to the Time of Closing in consideration for the issuance of one Pengrowth Unit.
2.23	Pengrowth Approval.
     The Pengrowth Board of Directors has unanimously determined that the Acquisition and Redemption Transaction is in the best interest of Pengrowth and the Pengrowth Unitholders.
ARTICLE III
IMPLEMENTATION OF THE ACQUISITION AND REDEMPTION
3.1	Obligations of the Esprit Parties.
     In order to facilitate the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction, Esprit and Esprit Ltd. shall take all reasonable action necessary in accordance with all applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, to:
(a)
duly call, give notice of, convene and hold the Esprit Special Meeting as promptly as practicable and submit the resolutions to approve the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction and any other matters as may be properly brought before such meeting to the Esprit Unitholders for consideration;

(b)	solicit proxies in favour of the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction; and

(c)	subject to the terms and conditions hereof, do all things reasonably necessary or desirable to give effect to the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction.
3.2	Obligations of the Pengrowth Parties.
     In order to facilitate the Acquisition and Redemption Transaction, Pengrowth and Pengrowth Co shall take all reasonable action necessary in accordance with all applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, to:

(a)
cause the Payment Units which are to be issued to Esprit and then to be received by Esprit Unitholders in exchange for the Esprit Units pursuant to the Acquisition and Redemption Transaction not to be subject to any trading restrictions under Applicable Canadian Securities Laws or U.S. Securities Laws (other than pursuant to Section 2.6 of National Instrument 45 — 102 Resale of Securities and Affiliate Restrictions) and to be listed and posted for trading on the TSX and the NYSE (subject to notice of issuance) by the Closing Date;

(b)
prior to the Closing Date, allot for issuance a sufficient number of Pengrowth Units to issue to Esprit pursuant to the Acquisition and Redemption Transaction and issue such units as the Payment Units pursuant to the Acquisition and Redemption Transaction at the Time of Closing; and

(c)	subject to the terms and conditions hereof, do all things necessary or desirable to give effect to the Acquisition and Redemption Transaction.
3.3	Unitholder Communications and Disclosure.
     The Esprit Parties and the Pengrowth Parties agree to use their reasonable commercial efforts to participate in presentations to investors regarding the Acquisition and Redemption Transaction and to consult and co-operate prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Acquisition and Redemption Transaction and in making any filing with any Governmental Entity. Each Party shall use all reasonable commercial efforts to enable the Other Party to review and comment on all such press releases and other public disclosure prior to the release thereof and shall enable the Other Party to review and comment on such filings prior to the release or filing thereof; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required by a Party and the Other Party have not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice thereof to the Other Party and an opportunity to comment thereon, and, if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties agree to issue jointly a press release with respect to this Agreement as soon as practicable after its due execution in a mutually agreed upon form.
3.4	Dealer Managers.
     If Esprit determines to retain a dealer manager in connection with the solicitation of votes in favour of the Esprit Trust Indenture Amendments and the Acquisition and Redemption Transaction at the Esprit Special Meeting, Esprit agrees to consult with Pengrowth prior to the retention of such dealer manager and any fees payable in respect of such retention shall be subject to prior approval by Pengrowth, such approval not to be unreasonably withheld.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF Esprit AND Esprit LTD.
4.1	Representations and Warranties.
     Esprit and Esprit Ltd. hereby make to Pengrowth and Pengrowth Co the representations and warranties set forth in Schedule “C” hereto, and acknowledge that Pengrowth and Pengrowth Co are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Acquisition and Redemption Transaction.
4.2	Investigation.
     Any investigation by Pengrowth and Pengrowth Co and their advisors shall not mitigate, diminish or affect the representations and warranties of Esprit and Esprit Ltd. pursuant to this Agreement.
4.3	Survival.
     The representations and warranties of Esprit and Esprit Ltd. contained in this Agreement shall not survive the completion of the Acquisition and Redemption Transaction and shall expire and be terminated on the earlier of the Closing Date and the date on which this Agreement is terminated.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PENGROWTH AND PENGROWTH CO
5.1	Representations and Warranties.
     Pengrowth and Pengrowth Co hereby make to Esprit and Esprit Ltd. the representations and warranties set forth in Schedule “D” hereto, and acknowledge that Esprit and Esprit Ltd. are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Acquisition and Redemption Transaction.
5.2	Investigation.
     Any investigation by Esprit and Esprit Ltd. and their advisors shall not mitigate, diminish or affect the representations and warranties of Pengrowth and Pengrowth Co pursuant to this Agreement.
5.3	Survival.
     The representations and warranties of Pengrowth and Pengrowth Co contained in this Agreement shall not survive the completion of the Acquisition and Redemption Transaction and shall expire and be terminated on the earlier of the Closing Date and the date on which this Agreement is terminated.
ARTICLE VI
COVENANTS
6.1	Esprit Conduct of Business.
     Esprit covenants and agrees that, prior to the first to occur of the Closing Date and the termination of this Agreement, unless disclosed in the Esprit Disclosure Letter or otherwise agreed in writing with Pengrowth (not to be unreasonably withheld) or unless otherwise expressly contemplated or permitted by this Agreement:
(a)
it will, and will cause each of its Subsidiaries to, conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable Laws and to complete the transactions contemplated hereby or any transactions entered into prior to the date hereof (all of which have been in the ordinary course of business);

(b)	it will not, and will not permit any of its Subsidiaries to, directly or indirectly:
(i)	issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:
(A)
any Esprit Units or shares of any Subsidiary or any options, warrants, calls, conversion privileges or rights of any kind to acquire any such shares or trust units other than Esprit Units pursuant to the exercise, exchange or conversion of Esprit Rights, Esprit Debentures, Esprit Exchangeable Shares or Esprit Post-Arrangement Entitlements; or

(B)	other than oil and natural gas production in the ordinary course of business, any assets of Esprit or its Subsidiaries in excess of $2.5 million individually or $10 million in the aggregate;
(ii)
except as contemplated hereby, amend or propose to amend their respective trust declaration, articles, by-laws, unanimous shareholder agreements, management agreements or other constating documents, including without limitation, the Esprit Trust Indenture and the Esprit NPI Agreement;

(iii)
split, combine or reclassify any outstanding Esprit Units, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the Esprit Units, other than the Special Distribution and Esprit’s current regular monthly cash distributions, in an amount equal to $0.15 per Esprit Unit paid on a single specified date to Esprit Unitholders of record as of a single specified date;

(iv)
except as contemplated hereby, redeem, purchase, offer to purchase or otherwise acquire any Esprit Units or other securities of Esprit or any of its Subsidiaries including under any normal course issuer bid;

(v)
reorganize, amalgamate, merge or otherwise continue Esprit or any of its Subsidiaries with, or acquire or agree to acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), any Person, corporation, trust, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any assets having a value of $5 million or greater in aggregate;

(vi)
except in the usual, ordinary and regular course of business and consistent with past practice, satisfy any claims or liabilities except such as have been reserved against in the Esprit Financial Statements or relinquish any material contractual rights;

(vii)
except as required to make the Special Distribution, initiate any capital expenditures which exceed $2.5 million on an individual basis or $10 million or greater in aggregate, or incur, except in the ordinary course of business consistent with past practice, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity or make any loans or advances, except in the ordinary course of business consistent with past practice and except for refinancing of existing debt on substantially the same or more favourable terms;

(viii)	enter into any employment or consulting contract, operating agreement or similar agreement that cannot be terminated on sixty (60) days or less notice without penalty;

(ix)
enter into rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 120 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions; or

(x)	authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment, or arrangement to do any of the foregoing;
(c)
neither it nor any of its Subsidiaries shall (otherwise than as may be contemplated herein) enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to or make any loans to, any of its employees, officers or directors other than pursuant to written agreements in effect (without amendment) on the date hereof, other than indemnity agreements entered into in the normal course of business in accordance with the Business Corporations Act (Alberta), as applicable;

(d)
other than the acceleration of vesting of the Esprit Rights and its ordinary monthly contributions to Esprit’s employee group registered savings plan, neither it nor any of its Subsidiaries shall adopt or amend, or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance incentive compensation, other compensation or similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with law or with respect to existing provisions of any such plans, programs, arrangements or agreements that have been disclosed in writing prior to the date hereof to Pengrowth;

(e)
it will, and will cause each of its Subsidiaries to, use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(f)	it will, and will cause each of its Subsidiaries to:
(i)	use reasonable commercial efforts to preserve intact their respective business organizations and goodwill and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;
(ii)
not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the completion of the transactions contemplated in this Agreement;

(iii)
co-operate and use reasonable commercial efforts to comply with all reasonable requests by Pengrowth and its Subsidiaries to make joint investor presentations or other forms of information available in order to support the transactions contemplated by this Agreement;

(iv)
confer on a regular basis with Pengrowth with respect to operational and financial matters and promptly notify Pengrowth Co orally and in writing of any Material Adverse Change in respect of Esprit and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(v)
at the Time of Closing and upon receipt of mutual releases satisfactory to the Parties, Esprit and Esprit Ltd. shall use their reasonable best efforts to cause the resignation of such trustees, directors and officers of each of Esprit and its Subsidiaries as Pengrowth may specify and to fill the resulting vacancies with designees of Pengrowth and Esprit and Esprit Ltd. shall cooperate with Pengrowth to provide an orderly transition of control and management;

(vi)
not waive, release, grant or transfer any rights of value or modify or change any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; and

(vii)
not settle or compromise any claim brought by any present, former or purported holder of any securities of Esprit or its Subsidiaries in connection with the transactions contemplated by this Agreement without the prior written consent of Esprit Ltd.

6.2	Pengrowth Conduct of Business.
     Pengrowth covenants and agrees that, prior to the first to occur of the Closing Date and the termination of this Agreement, unless disclosed in the Pengrowth Disclosure Letter or otherwise agreed in writing with Esprit (not to be unreasonably withheld) or unless otherwise expressly contemplated or permitted by this Agreement:
(a)
it will, and will cause each of its Subsidiaries to, conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable Laws and to complete the transactions contemplated hereby or any transactions entered into prior to the date hereof (all of which have been in the ordinary course of business);

(b)
other than as disclosed in the meeting materials prepared for Pengrowth’s 2006 Annual and Special Meeting of Unitholders and except as contemplated hereby, it will not, and will not permit any of Subsidiaries to, directly or indirectly:

(i)	issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:
(A)
any Pengrowth Units or shares of any Subsidiary or any options, warrants, calls, conversion privileges or rights of any kind to acquire any such shares or trust units other than the issue of Pengrowth Units pursuant to the terms of this Agreement and pursuant to the Pengrowth Incentive Plans or the Pengrowth DRIP; or

(B)	other than oil and natural gas production in the ordinary course of business, any assets of Pengrowth or its Subsidiaries in excess of $5 million individually or $20 million in the aggregate;
(ii)
amend or propose to amend their respective trust declarations, articles, by-laws, unanimous shareholder agreements, management agreements or other constating documents, including without limitation, the Pengrowth Trust Indenture and the Pengrowth Royalty;

(iii)
split, combine or reclassify any outstanding Pengrowth Units, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the Pengrowth Units, other than the regular monthly cash distributions made by Pengrowth, of an amount equal to $0.25 per Pengrowth Unit paid on a single specified date to Pengrowth Unitholders of record as of a single specified date;

(iv)
redeem, purchase, offer to purchase or otherwise acquire any Pengrowth Units or other securities of Pengrowth or any of its Subsidiaries including under any normal course issuer bid or pursuant to Pengrowth’s odd lot program;

(v)
reorganize, amalgamate, merge or otherwise continue Pengrowth or any of its Subsidiaries with, or acquire or agree to acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), any Person, corporation, trust, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any assets having a value of $5 million or greater on an individual basis or $20 million or greater in aggregate;

(vi)	delist, or make any announcements of the intention to delist, the Pengrowth Units from trading on either the TSX or the NYSE; or

(vii)	authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment, or arrangement to do any of the foregoing;
(c)
it will, and will cause each of its Subsidiaries to, use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(d)	it will, and will cause each of its Subsidiaries to:
(i)
use reasonable commercial efforts to preserve intact their respective business organizations and goodwill and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)
not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the completion of the transactions contemplated in this Agreement;

(iii)
co-operate and use reasonable commercial efforts to comply with all reasonable requests by Esprit and its Subsidiaries to make joint investor presentations or other forms of information available in order to support the transactions contemplated by this Agreement;

(iv)
promptly notify Esprit orally and in writing of any Material Adverse Change in respect of Pengrowth and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(v)
not waive, release, grant or transfer any rights of value or modify or change any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice and other than amendments to the Pengrowth Trust Indenture disclosed in the meeting materials prepared for Pengrowth’s 2006 Annual and Special Meeting of Unitholders, dated May 16, 2006; and

(vi)
not settle or compromise any claim brought by any present, former or purported holder of any securities of Pengrowth or its Subsidiaries in connection with the transactions contemplated by this Agreement without the prior written consent of Esprit Ltd.; and

(vii)
use its reasonable commercial efforts to obtain approval for the listing of the Pengrowth Units issuable pursuant to the Acquisition and Redemption Transaction on the TSX and the NYSE and will make an application for the substitutional listing on the TSX of the Esprit Debentures which shall be assumed by Pengrowth pursuant to the Acquisition and Redemption Transaction and the Assumption Agreement.

6.3	Access to Information.
     Subject to the terms of the Confidentiality Agreement, each of the Parties shall, and shall cause its Subsidiaries, officers, employees, trustees and directors to, and request its auditors and legal counsel to, afford the officers, employees, auditors and other agents of the Other Party reasonable access at reasonable times to its offices and facilities, and to its books and records, and shall furnish to the Other

Party and such other Persons with such financial, operating and other data and information as the second mentioned Party, through its officers, employees or agents, may from time to time reasonably request. Without limiting the generality of the foregoing, Esprit shall permit Pengrowth and its representatives reasonable access to interview employees of Esprit and its Subsidiaries for purposes of determining which employees shall be retained after the Closing Date and shall provide Pengrowth all such information as may reasonably be required to enable Pengrowth to efficiently integrate the business and affairs of Esprit and its Subsidiaries with Pengrowth at the Time of Closing.
6.4 No Solicitation.
(a)
Esprit and Esprit Ltd. shall not directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the Esprit Parties (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its Subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any Acquisition Proposal with, or otherwise cooperate with or assist or participate in any effort to initiate any Acquisition Proposal by, any Person; provided that, nothing contained in this Section 6.4(a) or any other provision of this Agreement shall prevent the Esprit Board of Directors from responding or acting in any manner (including considering, negotiating, approving and recommending to its respective unitholders (provided that prior to furnishing information or entering into negotiations with any Person, Esprit and Esprit Ltd. shall have (i) complied with Section 6.4(c) hereof, prior to providing any non-public information to any such Person, (ii) complied with Section 6.4(d) hereof and (iii) prior to entering into any agreement in respect of any such Acquisition Proposal, have complied with Section 6.5 hereof) to an unsolicited bona fide written Acquisition Proposal (A) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the Esprit Board of Directors to be reasonably likely to be obtained, and (B) in respect of which the Esprit Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to Esprit or the Esprit Unitholders than the transactions contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a “Superior Proposal”). Any good faith determination under this Section 6.4(a) shall only be made by duly passed resolution of the Esprit Board of Directors after consultation with its financial advisors and receipt by such Board of advice of counsel to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the Esprit Parties is necessary for such board to satisfy its fiduciary duties under applicable Laws.

(b)
Subject to Section 6.4(a), each of Esprit and Esprit Ltd. agrees that it shall, and shall direct and use its best commercial efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any Person, other than the Pengrowth Parties with respect to any actual, future or potential Acquisition Proposal. Subject to Sections 6.4(a) and 6.4(d), the Esprit Parties shall immediately close any data rooms and the Esprit Parties agree not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the Esprit Parties and any such third party is a party. The Esprit Parties will immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with any of the Esprit Parties relating to a potential Acquisition Proposal and will use its best commercial efforts to ensure that such requests are honoured.

(c)
Prior to furnishing any information to or entering into any negotiations with any Person in respect of an Acquisition Proposal, each of Esprit and Esprit Ltd. shall notify the Pengrowth Parties of any Acquisition Proposal received by it or any request received by it following the date hereof for non-public information relating to the Esprit Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the Esprit Parties by any Person that informs the Esprit Parties that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the Esprit Parties as the Pengrowth Parties may reasonably request, having regard to the fiduciary obligations of the Esprit Board of Directors and the identity of the Person making such proposal, inquiry or contact.

(d)
If any of the Esprit Parties receives a request for material non-public information from a Person who proposes to the Esprit Parties a bona fide Acquisition Proposal and the Esprit Board of Directors determines, having complied with Section 6.4(a), that such proposal is a Superior Proposal, the Esprit Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the Confidentiality Agreement, provide such Person with access to information regarding the Esprit Party. To the extent not previously done, the Esprit Parties shall provide to the Pengrowth Parties a copy of all information provided to such Person forthwith after the information is provided to such Person.

6.5 Right to Match.
     Esprit and Esprit Ltd. shall not enter into any agreement (other than any confidentiality agreement contemplated by Section 6.4(d)) to propose, pursue, support or recommend any Superior Proposal or change their recommendation of the transactions contemplated by this Agreement, as set forth in Section 2.20, except in compliance with Section 6.4 and only after providing the Pengrowth Parties with an opportunity to amend this Agreement to provide for at least equivalent financial terms to those included in such proposed agreement as determined by the Esprit Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with Esprit’s financial advisors and Esprit and Esprit Ltd. agree to negotiate in good faith with the Pengrowth Parties in respect of any such amendment. In particular, in such circumstance Esprit Ltd. shall provide Pengrowth Co with a copy of any such proposed agreement as executed or submitted by the party making such Acquisition Proposal, not less than three Business Days prior to its proposed execution. In the event that Pengrowth and Pengrowth Co agree to amend this Agreement as provided above within such period of three Business Days, neither Esprit nor Esprit Ltd. shall enter into any such proposed agreement.
6.6 Further Action.
     Upon the terms and subject to the conditions hereof, each of the Parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effect of the transactions contemplated by this Agreement, including:

(a)
co-operation in the preparation and filing of the documentation giving effect to the transactions contemplated hereby (including the Esprit Circular) and any regulatory and governmental filings or submissions in connection with all Required Regulatory Approvals, including under the Competition Act and under the Investment Canada Act and any amendments to any such filings; and

(b)
to diligently make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders (i) in connection with all Required Regulatory Approvals, and (ii) in connection with all Required Third Party Approvals.

6.7 Approvals.
     The parties shall diligently take all steps as are necessary to satisfy the conditions contemplated by Sections 7.1, 7.2 and 7.3 hereof and to file all notices in connection therewith as soon as is reasonably practicable following the date hereof. The parties shall pursue any and all Required Regulatory Approvals and Required Third Party Approvals or other filings and approvals required on their respective parts with respect to the transactions contemplated hereby.
6.8 Insurance.
     Pengrowth Co shall enter into written agreements effective as of the Closing Date satisfactory to each of Pengrowth and Esprit, acting reasonably, pursuant to which Pengrowth Co shall agree that, for a period of six years after the Closing Date, Pengrowth Co shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Esprit (provided that Pengrowth Co may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all former directors and officers of Esprit Ltd. with respect to claims arising from facts or events which occurred on or before the Closing Date or Esprit Ltd. shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Pengrowth Co, acting reasonably.
6.9 Esprit Tax Returns.
     Pengrowth agrees to prepare and file all Tax Returns for Esprit and pay all Taxes that are required on the deemed year-end of Esprit resulting from the Acquisition and Redemption Transaction. Pengrowth also agrees to prepare Tax Returns and pay all Taxes for each Esprit Party that has a deemed year-end resulting from the Acquisition and Redemption Transaction. From and after the Acquisition and Redemption Transaction, Pengrowth shall be solely responsible for preparing and filing Tax Returns and paying all applicable Taxes of Esprit and the Esprit Parties.
6.10 Esprit Exchangeable Shares.
     Esprit covenants and agrees with Pengrowth that Esprit shall cause a De Minimus Redemption Date (as defined in the provisions attaching to the Esprit Exchangeable Shares) to occur prior to the Time of Closing and for the Redemption Call Right (as defined in the provisions attaching to the Esprit Exchangeable Shares) to be exercised by Esprit ExchangeCo prior to the Time of Closing.
6.11 Structure of Transaction.
     Each of Pengrowth and Esprit covenants and agrees that they shall cooperate with each other and shall use their reasonable commercial efforts to structure the transaction contemplated hereby in a tax efficient manner considering all of the Esprit Unitholders and Pengrowth Unitholders, whether residents or non-residents of Canada; provided, however, that in no event shall Pengrowth be required, pursuant to this Section 6.11, to take any action that would result in the recognition of taxable income or gain by a Pengrowth Unitholder.
6.12 Indemnity.
     At the Time of Closing, Pengrowth shall grant to the trustees, directors and officers of Esprit an indemnity, in a form satisfactory to Esprit, acting reasonably, for any claims against the trustees, directors and officers of Esprit in respect of the completion of the transactions contemplated by this Agreement.
6.13 Esprit PUIP Liability.
     Pengrowth acknowledges the liability of Esprit pursuant to the Esprit PUIP as disclosed in the Esprit Disclosure Letter and agrees Esprit may satisfy the same as contemplated in Section 2.17.
6.14 Esprit Debentures.
     Pengrowth shall assume all of the covenants and obligations of Esprit under the Esprit Debenture Indenture in respect of the Esprit Debentures in accordance with or pursuant to Article 11 of the Esprit Debenture Indenture and agrees to enter into a supplemental indenture, as contemplated by Article 16 of the Esprit Debenture Indenture, on the Closing Date, with respect to its assumption of Esprit’s obligations thereunder.
6.15 Right of Dissent.
     Pengrowth agrees that the amendments to the Esprit Trust Indenture to facilitate the Acquisition and Redemption Transaction shall include the grant of a right of dissent to Esprit Unitholders on terms acceptable to Esprit and Pengrowth, acting reasonably.
6.16 Post-Arrangement Entitlements.
     Esprit shall issue Esprit Units to all holders of Esprit Post-Arrangement Entitlements in accordance with their terms such that prior to the Time of Closing there shall be no Esprit Post-Arrangement Entitlements outstanding.
ARTICLE VII
CONDITIONS
7.1 General Conditions.
     The respective obligations of Esprit and Pengrowth to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their other respective obligations hereunder, are subject to the fulfillment, or the waiver by each of Esprit and Pengrowth, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of each of Esprit and Pengrowth and may be waived, in whole or in part, only by mutual consent of such parties, each acting in its sole discretion:
(a)
the Esprit Unitholders shall have approved the resolutions to approve the Esprit Trust Indenture Amendments and Acquisition and Redemption Transaction in accordance with applicable Law and the Esprit Trust Indenture at the Esprit Special Meeting;

(b)
the documents by which the Acquisition and Redemption Transaction is to be effected shall be in form and substance satisfactory to the Esprit Parties and the Pengrowth Parties, acting reasonably, including without limitation, documents providing for the Esprit Trust Indenture Amendments to effect the Acquisition and Redemption Transaction;

(c)
each of Pengrowth and Esprit shall have determined, each acting reasonably, that all Required Regulatory Approvals and Required Third Party Approvals have been obtained on terms satisfactory to each of Pengrowth and Esprit in their reasonable judgment and any applicable Governmental Entity waiting period shall have expired or been terminated;

(d)
each of Pengrowth and Esprit shall have received from and delivered to the other a certificate from a designated officer confirming that each qualifies, and has qualified at all material times, as a “mutual fund trust” (as defined in the Tax Act);

(e)	each of Pengrowth and Esprit, each acting reasonably, shall have determined that:
(i)
no act, action, suit, or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or Person in Canada or elsewhere, whether or not having the force of Law; and

(ii)	no Law has been proposed, enacted, promulgated or applied,

in the case of either (i) or (ii);

(iii)	to cease trade the Esprit Units or the Pengrowth Units or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction; or

(iv)	which would have a Material Adverse Effect with respect to Pengrowth or Esprit;
(f)
Pengrowth shall have, effective as at the Closing Time, taken all necessary action to increase the size of the Pengrowth Board of Directors and appointed one member as contemplated in Section 2.19; and

(g)	there shall not exist any prohibition at Law against Pengrowth and Esprit completing the Acquisition and Redemption Transaction.
7.2 Esprit Party Conditions.
     The obligations of Esprit and Esprit Ltd. to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their obligations hereunder, are subject to the fulfillment or the waiver by Esprit and Esprit Ltd., on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of Esprit and Esprit Ltd. and which may be waived, in whole or in part, only by the consent of Esprit and Esprit Ltd., acting in their sole discretion:
(a)
the representations and warranties made by Pengrowth and Pengrowth Co in this Agreement shall be true and correct in all material respects as of the Time of Closing as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or the Acquisition and Redemption Transaction), and Pengrowth and Pengrowth Co shall have provided to Esprit and Esprit Ltd. a certificate of two Designated Officers certifying such accuracy at the Time of Closing;

(b)
Pengrowth and Pengrowth Co shall have complied in all material respects with their respective covenants herein and Pengrowth and Pengrowth Co shall have provided to Esprit and Esprit Ltd. a certificate of two Designated Officers certifying compliance with its covenants herein including Section 2.12, Section 2.13, Section 2.18 (in connection with the payment of a retention bonus to Offered Employees), Section 2.19 and Section 3.2(a);

(c)	the Esprit Board of Directors shall have received the written Esprit Fairness Opinion;

(d)
Esprit and Esprit Ltd. shall have received an opinion of counsel to Pengrowth and Pengrowth Co, in form and substance satisfactory to Esprit and Esprit Ltd., as to such matters as Esprit and Esprit Ltd., acting reasonably, may require, including with respect to the status of Pengrowth as a “mutual fund trust” under Section 132 of the Tax Act;

(e)
all other documents and information that may be reasonably requested by Esprit and Esprit Ltd. or their respective counsel shall have been provided or delivered to Esprit or Esprit Ltd. by Pengrowth or Pengrowth Co, as applicable;

(f)
there shall not have occurred or arisen after the date of this Agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to Esprit by Pengrowth prior to the date of this Agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of Esprit involves a Material Adverse Effect with respect to Pengrowth; and

(g)	the Pengrowth Unit Consolidation shall have been completed substantially in the form described in the Information Circular — Proxy Statement of Pengrowth and Pengrowth Co dated May 16, 2006.
7.3 Pengrowth Party Conditions.
     The obligations of Pengrowth and Pengrowth Co to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their obligations hereunder, are subject to the fulfillment or the waiver by Pengrowth and Pengrowth Co, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of Pengrowth and Pengrowth Co and which may be waived in whole or in part, only by the consent of Pengrowth and Pengrowth Co, acting in their sole discretion:
(a)
the representations and warranties made by Esprit and Esprit Ltd. in this Agreement shall be true and correct in all material respects as of the Time of Closing as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or the Acquisition and Redemption Transaction), and Esprit and Esprit Ltd. shall have provided to Pengrowth and Pengrowth Co a certificate of two Designated Officers certifying such accuracy at the Time of Closing;

(b)
Esprit and Esprit Ltd. shall have complied in all material respects with their respective covenants herein and Esprit and Esprit Ltd. shall have provided to Pengrowth and Pengrowth Co a certificate of two Designated Officers certifying compliance with its covenants herein;

(c)	the number of Esprit Units at the Time of Closing shall not exceed 67,025,000 Esprit Units (excluding Esprit Units that may be issued upon exercise of any Esprit Debenture);

(d)
Pengrowth and Pengrowth Co shall have received an opinion of counsel to Esprit and Esprit Ltd., in form and substance satisfactory to Pengrowth and Pengrowth Co, as to such matters as Pengrowth and Pengrowth Co, acting reasonably, may require, including with respect to the status of Esprit as a “mutual fund trust” under Section 132 of the Tax Act;

(e)	all outstanding Esprit Rights shall have been exercised, terminated or surrendered for cancellation on terms and conditions set forth herein or Pengrowth shall be satisfied in respect thereof;

(f)
all other documents and information that may be reasonably requested by Pengrowth and Pengrowth Co or their respective counsel shall have been provided or delivered to Pengrowth or Pengrowth Co by Esprit or Esprit Ltd., as applicable;

(g)
there shall not have occurred or arisen after the date of this Agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to Pengrowth by Esprit prior to the date of this Agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of Pengrowth involves a Material Adverse Effect with respect to Esprit; and

(h)
Esprit shall not have received notice before the applicable deadline from the holders or more than 5% of the issued and outstanding Esprit Units of their intention to exercise the right of dissent contemplated by Section 6.15 hereof.

7.4 Notice Requirements.
     Each Party will give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the date hereof until the Time of Closing, of any event or state of facts which occurrence or failure would, or would be likely to:
(a)	cause any of the representations and warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Time of Closing;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to the Time of Closing;

(c)	cause any Material Adverse Change in respect of such Party or its Subsidiaries; or

(d)	results in a misrepresentation being contained in the Esprit Circular or the Registration Statement.

     Each Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated or, to its knowledge, threatened, financial or otherwise) which is of such a nature that it may reasonably request as to whether notice need to be given to the Other Party pursuant to this Section 7.4.
7.5 Merger of Conditions.
     The conditions set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released upon completion of the Acquisition and Redemption Transaction.
ARTICLE VIII
CLOSING MATTERS, TERMINATION FEE, TERMINATION AND EXPENSES
8.1 Closing Matters.
     Each of Pengrowth and Esprit shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents, including instruments of conveyancing and transfer, as may be required by the Other Party, acting reasonably.
8.2 Agreement as to Termination Fee.
(a)	If at any time after the execution of this Agreement and prior to the termination hereof:
(i)
the Esprit Board of Directors or the Pengrowth Board of Directors (in such case the Esprit Parties or the Pengrowth Parties, respectively, being the “Non-Completing Party” in this Section 8.2(a)(i)) has withdrawn, changed or modified in a manner adverse to the Other Party, or failed to reaffirm upon request (other than as a result of and in direct response to a material breach by the Other Party of their obligations under this Agreement that would or reasonably could result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated hereby or a material misrepresentation by the Other Party or a Material Adverse Change to the Other Party) any of:

(A)	the recommendations or determinations referred to in Section 2.20 in respect of the Esprit Board of Directors; or

(B)
the authorization to complete the Acquisition and Redemption Transaction as contemplated by the representations in paragraph (b) in Schedule “C” in respect of the Esprit Parties and paragraph (b) in Schedule “D” in respect of the Pengrowth Parties, or resolved to take any of the foregoing actions prior to the completion of the Acquisition and Redemption Transaction; or
(ii)
Esprit or the Esprit Board of Directors (in such case the Esprit Parties being the “Non-Completing Party”) accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(iii)	prior to the date of the Esprit Special Meeting a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to any of the Esprit Parties (in such case the Esprit Parties being the “Non-Completing Party”) or the Esprit Unitholders, the Acquisition and Redemption Transaction is not completed and the transactions contemplated by any Acquisition Proposal is completed within 180 days of the Outside Date; or

(iv)
any of the Esprit Parties or the Pengrowth Parties (in such case the Esprit Parties or the Pengrowth Parties, respectively, being the “Non-Completing Party” in this Section 8.2(a)(v)) breaches any of its representations or warranties or covenants contained in this Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated hereby, and which the Non-Completing Party fails to cure within five Business Days after receipt of written notice thereof from the Other Party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Time of Closing), then, subject to Section 8.2(b), if the Esprit Parties are the Non-Completing Party, Esprit shall pay to Pengrowth, or if the Pengrowth Parties are the Non-Completing Party, Pengrowth shall pay to Esprit, the sum of $35 million (the “Termination Fee”) as liquidated damages in immediately available funds to an account designated by the Other Party within one Business Day after the first to occur of the events described above. Only one payment pursuant to this paragraph shall be required to be made.

(b)
In the event that a Acquisition Proposal is publicly announced, proposed, offered or made as contemplated by Section 8.2(a)(iii), the Non-Completing Party agrees to deliver to the Other Party prior to the earlier of the date of the Esprit Special Meeting and two Business Days prior to the scheduled expiry or closing of the Acquisition Proposal, an irrevocable letter of credit, in form satisfactory to the Other Party, acting reasonably, drawable within one Business Day after the Other Party (not being the Non-Completing Party) shall have delivered to the Non-Completing Party a written certificate confirming the completion of the transactions contemplated by any Acquisition Proposal specified in Section 8.2(a)(iii).

8.3 Liquidated Damages.
(a)
Each Party acknowledges that all of the payment amounts set out in Section 8.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that payment of the amount pursuant to this Article is the sole monetary remedy of the Party receiving such payment.

(b)
Notwithstanding Section 8.3(a), nothing herein shall prevent any party from seeking specific performance, injunctive or other equitable relief in order to enforce or cause the enforcement of or compliance with, any provision of this Agreement.

8.4 Termination.
     This Agreement shall terminate at the Time of Closing and may be earlier terminated at any time prior thereto:
(a)	by mutual written consent of the Parties;

(b)
by either Esprit and Esprit Ltd. or Pengrowth and Pengrowth Co, giving notice in writing to Pengrowth and Pengrowth Co or Esprit and Esprit Ltd., respectively, if the Closing Date shall have not occurred on or before the Outside Date;

(c)
by either Esprit and Esprit Ltd. or Pengrowth and Pengrowth Co giving notice in writing to Pengrowth and Pengrowth Co or Esprit and Esprit Ltd., respectively, if any of the conditions contained in Section 7.1 are not satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement;

(d)
by Esprit and Esprit Ltd. giving notice in writing to Pengrowth and Pengrowth Co if any of the conditions contained in Section 7.2 are not satisfied or waived on or before the date required for the performance thereof;

(e)
by Pengrowth and Pengrowth Co giving notice in writing to Esprit and Esprit Ltd. if any of the conditions contained in Section 7.3 are not satisfied or waived on or before the date required for the performance thereof; or

(f)	by either of Esprit or Pengrowth, as the case may be, if the Other Party, as the case may be, becomes a Non-Completing Party (as defined in Section 8.2(a)).
     In the event of the termination of this Agreement as provided in this Section 8.4, this Agreement shall forthwith terminate and neither Party shall have any liability or further obligation to the Other Party hereunder except with respect to the obligations set forth in Section 8.2 (provided that the right of payment (in the case of Section 8.2(a)(iii), being the public announcement or commencement of such Acquisition Proposal) arose prior to termination of this Agreement), Section 8.3 and Section 8.5 and this Section 8.4 will not relieve or have the effect of resulting in relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of breach of this Agreement by a Party prior to the termination of this Agreement except as otherwise provided herein. Any termination of this Agreement shall not affect the obligations of the parties under the Confidentiality Agreement.
8.5 Expenses.
     Subject to Section 2.11, each of the Parties will bear the costs (including the cost of its financial and legal advisors) incurred by it in connection with the transactions contemplated hereby, and all other expenses incurred in connection with such transactions (including the costs of seeking Required Regulatory Approvals and Required Third Party Approvals, the fees and costs associated with obtaining fairness opinions and all costs and expenses (including professional fees) ancillary thereto) shall be borne by the Party that incurred each expense.

ARTICLE IX
NOTICES
9.1 Address For Notice.
     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by telecopy or similar means of recorded electronic communication, addressed as follows:

(a)	in the case of Esprit or Esprit Ltd., to:

Esprit Energy Trust 900, 606 — 4th Street S.W. Calgary, AB T2P 1T1
	Attention:	Paul Myers
President and Chief Executive Officer
	Facsimile:	(403) 213-3735

with a copy to:

Osler, Hoskin & Harcourt LLP 2500 TransCanada Tower 450 — 1st Street S.W. Calgary, AB T2P 5H1
	Attention:	Robert A. Lehodey, Q.C.
	Facsimile:	(403) 260-7024

(b)	in the case of Pengrowth or Pengrowth Co, to:

Pengrowth Corporation 2900, 240 — 4th Avenue S.W. Calgary, AB T2P 4H4
	Attention:	James S. Kinnear
Chairman, President and Chief Executive Officer
	Facsimile:	(403) 294-0041

with a copy to:

Pengrowth Corporation 2100, 101 — 6th Avenue S.W. Calgary, AB T2P 3P4
	Attention:	Charles V. Selby
Vice President and Corporate Secretary
	Facsimile:	(403) 262-8866

Bennett Jones LLP 4500 Bankers Hall East 855 — 2nd Street S.W. Calgary, AB T2P 4K7
	Attention:	Brad Markel
	Facsimile:	(403) 265-7219

9.2 Receipt and Deemed Receipt of Notice.
     Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if not delivered or transmitted during usual business hours or if such day is not a Business Day at the place of receipt, on the next following Business Day).
9.3 Change of Address.
     Either Party may change its address for service from time to time by giving notice to the Other Party in accordance with the foregoing.
ARTICLE X
GENERAL
10.1 Amendment.
     This Agreement may, at any time and from time to time before the Time of Closing, be amended by mutual written agreement of the Parties hereto, and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any conditions precedent herein contained.
10.2 Waiver.
     At any time prior to the Time of Closing, any Party hereto may:
(a)	extend the time for the performance of any of the obligations or other acts of the Other Party;

(b)	waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto that are for the benefit of such Parties; and

(c)
waive compliance with any of the agreements or conditions contained herein that are for the benefit of such Party. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party to be bound thereby;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver of any provision of this Agreement shall not constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

10.3 Assignment.
     Neither Party may assign any of its rights or obligations under this Agreement without the prior written consent of the Other Party.
10.4 Amendment.
     No amendment of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party.
10.5 Time of the Essence.
     Time shall be of the essence of this Agreement.
10.6 Counterparts.
     This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.
10.7 Governing Law.
     This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by the Laws of the Province of Alberta. Each Party hereby unconditionally and irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.
10.8 Severability.
     In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, in whole or in part, such determination shall not affect or impair the enforceability of any other provision and each provision is hereby declared to be separate, severable and distinct.
10.9 Binding Effect.
     This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns.
10.10 Employment Agreements.
     Pengrowth and Pengrowth Co covenant and agree to, and after the Time of Closing Pengrowth and Pengrowth Co will cause the Esprit Parties and any successor to the Esprit Parties, to honour and comply with the terms of those existing employment agreements, termination, severance and retention plans or policies of the Esprit Parties which Esprit Ltd. has disclosed to Pengrowth Co in the Esprit Disclosure Letter.
10.11 Third Party Beneficiaries.
     The provisions of Section 6.8, 6.12 and Section 10.10 are (i) intended for the benefit of the employees of Esprit and its Subsidiaries and all present and former trustees, directors and officers of Esprit and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Esprit Ltd. shall hold the rights and benefits of Section 6.8, 6.12 and Section 10.10 in trust for and on behalf of the Third Party Beneficiaries and Esprit Ltd. hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.
10.12 Confidentiality Agreement.
     With respect to the Acquisition and Redemption Transaction, Esprit and Esprit Ltd. hereby consent to the Acquisition and Redemption Transaction and each of Pengrowth and Pengrowth Co are hereby released from any of the restrictions set forth in Section 8 of the Confidentiality Agreement with respect to the Acquisition and Redemption Transaction.
10.13 Acknowledgement.
     The Parties hereto acknowledge that Esprit Ltd. is entering into this Agreement: (i) on its own behalf; and (ii) to the extent it is doing so on behalf of Esprit, it is doing so solely in its capacity as agent on behalf of Esprit and the obligations of Esprit hereunder shall not be personally binding upon Esprit Ltd. or any Esprit Unitholders or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation, or liability of Esprit arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behavior, and recourse shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Esprit Trust Indenture).
     The Parties hereto acknowledge that Pengrowth Co is entering into this Agreement: (i) on its own behalf; and (ii) to the extent it is doing so on behalf of Pengrowth, it is doing so solely in its capacity as administrator on behalf of Pengrowth and the obligations of Pengrowth hereunder shall not be personally binding upon Pengrowth Co or any of the Pengrowth Unitholders and that any recourse against Pengrowth, Pengrowth Co or any Pengrowth Unitholder in any manner in respect of any indebtedness, obligation or liability of Pengrowth arising hereunder or arising in connection herewith or from matters to which this Agreement relates, in any way, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Pengrowth Trust Indenture).

10.14 Public Statements.
     Neither of the Parties nor their respective trustees, directors, officers, employees or representatives shall make any public statement or announcement with respect to the transactions contemplated hereby which is inconsistent with the terms and conditions of this Agreement. Subject to the provisions hereof, all public disclosure with respect to the transactions contemplated hereby shall require the approval of the Parties, each acting reasonably, unless otherwise required by Law.
     IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

ESPRIT ENERGY TRUST, by Esprit		PENGROWTH ENERGY TRUST, by
Exploration Ltd.		Pengrowth Corporation

Per:	“Paul B. Myers”	Per:	“James S. Kinnear”

	Name: Paul B. Myers		Name: James S. Kinnear
	Title: President and Chief Executive Officer		Title: Chairman, President and Chief Executive Officer

Per:	“Stephen B. Soules”	Per:	“Christopher A. Webster”

	Name: Stephen B. Soules		Name: Christopher A. Webster
	Title: Executive Vice President and Chief Financial Officer		Title: Chief Financial Officer

ESPRIT EXPLORATION LTD.		PENGROWTH CORPORATION

Per:	“Paul B. Myers”	Per:	“James S. Kinnear”

	Name: Paul B. Myers		Name: James S. Kinnear
	Title: President and Chief Executive Officer		Title: Chairman, President and Chief Executive Officer

Per:	“Stephen B. Soules”	Per:	“Christopher A. Webster”

	Name: Stephen B. Soules		Name: Christopher A. Webster
	Title: Executive Vice President and Chief Financial Officer		Title: Chief Financial Officer

Schedule “A”
Esprit Assets
1.	100% of the issued and outstanding shares in the capital of Esprit Exploration Ltd.

2.	100% of the issued and outstanding common shares in the capital of Esprit Exchangeco Ltd.

3.	NPI Agreement.

4.	$86,500,000 No-Interest Unsecured Subordinated Promissory Note of Esprit Acquisition Corp. (a predecessor by amalgamation to Esprit Exploration Ltd.) due October 1, 2014.

5.	$260,600,000 11% Unsecured Subordinated Promissory Note of Esprit Acquisition Corp. (a predecessor by amalgamation to Esprit Exploration Ltd.) due October 1, 2014.

6.	$80,065 11% Unsecured Subordinated Demand Class A Promissory Note of Esprit Exploration Ltd. due December 31, 2015.

7.	$85,819,493 11% Unsecured Subordinated Demand Class A Promissory Note of Esprit Exploration Ltd. due December 31, 2015.

8.	$199,442,136 11% Unsecured Subordinated Demand Class B Promissory Note of Esprit Exploration Ltd. due December 31, 2015.

Schedule “B”
Assumption and Indemnity Agreement
     THIS AGREEMENT made the • day of September, 2006
BETWEEN:
     ESPRIT ENERGY TRUST, a trust created under the laws of the Province of Alberta, (hereinafter referred to as “Esprit”)
-and-
     PENGROWTH ENERGY TRUST, a trust created under the laws of the Province of Alberta, (hereinafter referred to as “Pengrowth”)
     WHEREAS the parties hereto entered into a combination agreement (the “Combination Agreement”) dated July 23, 2006 pursuant to which, among other things, Pengrowth is to assume all the liabilities and obligations of Esprit whether or not reflected on the books of Esprit including its obligations under the Esprit Material Agreements (the “Assumed Liabilities”).
     NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the completion of the transactions contemplated in the Combination Agreement and the respective covenants, agreements, representations and warranties of the parties hereinafter contained, the parties agree as follows:
1.	(a)	Interpretation — Capitalized terms not specifically defined herein have the meanings given to them in the Combination Agreement.
(b)
Assumption of Liabilities — Pengrowth hereby assumes and becomes liable for, and shall pay, satisfy, assume, discharge, observe, perform and fulfill, all the Assumed Liabilities in accordance with their terms.

(c)	Indemnified Persons - In connection therewith, Pengrowth shall:
(i)
indemnify and save Esprit’s and its Subsidiaries’ trustees, directors, officers, employees and agents and its Unitholders (together, the “Indemnified Persons”) harmless from all and any costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of Pengrowth to discharge and perform all or any of the obligations, covenants, agreements and obligations forming part of the liabilities assumed hereunder (for purposes hereof, “Subsidiary” has the meaning ascribed thereto in the Combination Agreement); and

(ii)
if any suit or action is commenced against any of the Indemnified Persons in connection with any of the assumed liabilities or in respect of any covenant, condition, agreement or obligation assumed hereby, assume the conduct of such case and provide to the Indemnified Persons such further indemnification from all costs, damages or expenses as they may reasonably require.

2.
Further Assurances — Pengrowth will, from time to time, and at all times hereafter upon the reasonable request of the Indemnified Persons and at the cost of Pengrowth, do and execute or cause or procure to be made, done and executed all such further acts, deeds and assurances for more effectually and completely assuming and becoming liable for the liabilities assumed in accordance with this agreement.

3.
Governing Law — This agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Alberta. Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta.

4.
Binding Effect — This agreement shall enure to the benefit of and shall be binding on and enforceable by the parties, including the Indemnified Persons, and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns. Notwithstanding the foregoing:

(i)
The Parties hereto acknowledge that Esprit Ltd. is entering into this Agreement solely in its capacity as agent on behalf of Esprit and the obligations of Esprit hereunder shall not be personally binding upon Esprit Ltd. or any Esprit Unitholders or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation, or liability of Esprit arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Esprit Trust Indenture).

(ii)
The parties hereto acknowledge that Pengrowth Co is entering into this agreement solely in its capacity as administrator on behalf of the Pengrowth and the obligations of Pengrowth hereunder shall not be personally binding upon Pengrowth Co or any of the Pengrowth Unitholders and that any recourse against Pengrowth, Pengrowth Co or any Pengrowth Unitholder in any manner in respect of any indebtedness, obligation or liability of Pengrowth arising hereunder or arising in connection herewith or from matters to which this agreement relates, in any way, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Pengrowth Trust Indenture).

     IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

ESPRIT ENERGY TRUST, by Esprit Exploration Ltd.
By:
Name:
Title:

PENGROWTH ENERGY TRUST, by Pengrowth Corporation
By:
Name:
Title:

Schedule “C”
Representations and Warranties of the Esprit Parties
Each of Esprit and Esprit Ltd. hereby jointly and severally make the representations and warranties set forth in this Schedule “C” to and in favour of Pengrowth and Pengrowth Co and acknowledge that each of Pengrowth and Pengrowth Co is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
(a)
Organization and Qualification. Esprit is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each of Esprit Ltd. and Esprit Exchangeco is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Esprit Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Esprit Parties.

(b)
Authority Relative to this Agreement. Esprit Ltd. has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Esprit, as applicable, and each of Esprit and Esprit Ltd. has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Esprit and Esprit Ltd. of the Acquisition and Redemption Transaction have been duly authorized by the Esprit Board of Directors and, subject to the requisite approval of the Esprit Unitholders, no other proceedings on the part of Esprit or Esprit Ltd. are necessary to authorize this Agreement or the Acquisition and Redemption Transaction. This Agreement has been duly executed and delivered by each of Esprit and Esprit Ltd. and constitutes a legal, valid and binding obligation of each of Esprit and Esprit Ltd. enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Esprit has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.
(d)	No Violations. Except as disclosed to Pengrowth in the Esprit Disclosure Letter, or as contemplated by this Agreement:
(i)
neither the execution and delivery of this Agreement by Esprit and Esprit Ltd. nor the consummation of the Special Distribution or the Acquisition and Redemption Transaction nor compliance by the Esprit Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Esprit Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Esprit Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Esprit Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Esprit Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Esprit Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Esprit Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Esprit Parties taken as a whole, or significantly impede the ability of the Esprit Parties to consummate the Special Distribution or the Acquisition and Redemption Transaction); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Esprit Parties; and

(ii)
than in connection with or in compliance with the provisions of applicable Laws, and except for the requisite approval of Esprit Unitholders, the Court, the Competition Bureau and the Minister of Industry, (A) there is no legal impediment to the Esprit Parties’ consummation of the Special Distribution or the Acquisition and Redemption Transaction, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Esprit Parties in connection with the consummation of the Special Distribution or the Acquisition and Redemption Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Esprit Parties, or significantly impede the ability of the Esprit Parties to consummate the Special Distribution or the Acquisition and Redemption Transaction.

(e)
Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Esprit Ltd., threatened or for which there is a reasonable basis, affecting or that would affect the Esprit Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Esprit Parties which, if successful, would have a Material Adverse Effect on the Esprit Parties, or would significantly impede the ability of the Esprit Parties to consummate the Acquisition and Redemption Transaction.

(f)	Taxes, etc. Except as disclosed in the Esprit Disclosure Letter:
(i)
all Tax Returns required to be filed by or on behalf of any Esprit Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Esprit Parties with respect to items or periods covered by such Tax Returns;

(ii)
Esprit has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)	no material deficiencies exist or have been asserted with respect to Taxes of Esprit or any of its Subsidiaries;
(iv)
none of Esprit or its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Esprit and Esprit Ltd., has such an event been asserted or threatened against Esprit or its Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Esprit Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Esprit or its Subsidiaries. No audit by tax authorities of Esprit or its Subsidiaries is in process or pending, to the knowledge of Esprit; and

(v)
Esprit has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Esprit and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Esprit or its Material Subsidiaries.

(g)
Reporting Issuer Status. Esprit is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Esprit Units and the Esprit Debentures are listed and posted for trading on the TSX.

(h)
Capitalization. As of the date hereof, the authorized capital of Esprit consists of an unlimited number of Esprit Units and an unlimited number of Special Voting Shares (as defined in the Esprit Trust Indenture). As of June 30, 2006, there were issued and outstanding 66,466,903 Esprit Units and 1 Special Voting Unit. Other than (i) up to 2,100,000 Esprit Units issuable pursuant to Esprit Rights outstanding under the Esprit PUIP, (ii) the 529,528 Esprit Units issuable pursuant to the Esprit Exchangeable Shares (assuming an exchange ratio of 1.35 applied to the 392,243 outstanding Esprit Exchangeable Shares), (iii) Esprit Units issuable pursuant to the Esprit Debentures, and (iv) 27,320 Esprit Units issuable pursuant to the Post-Arrangement Entitlements (collectively, the “Esprit Securities Instruments”), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Esprit of any securities of Esprit (including Esprit Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Esprit (including Esprit Units). All outstanding Esprit Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Esprit Units issuable pursuant to the Esprit Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)	Ownership of Subsidiaries. As of the date hereof, except for the Esprit Exchangeable Shares, Esprit is the beneficial direct or indirect owner of all of the outstanding shares of its Subsidiaries with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Esprit Demand Debenture. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Subsidiaries of any securities of the Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Subsidiaries. All outstanding securities of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
(j)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Esprit Units, the Esprit Debentures or any other securities of Esprit has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Esprit and Esprit Ltd., are contemplated or threatened under any applicable Law or by any other regulatory authority.

(k)
Material Agreements. There are no agreements material to the conduct of the Esprit Parties’ affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, or disclosed in the Esprit Disclosure Letter or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Esprit Party that is a party thereto is not in material default under any such agreements. Without limitation, the Esprit Disclosure Letter contains a complete list of all contracts and commitments with any director, officer or employee of any Esprit Party or any associate or affiliates.

(l)
Filings. Esprit has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Esprit Ltd. will deliver to Pengrowth Co, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Esprit with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Pengrowth Parties, as to which Esprit and Esprit Ltd. make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable Law.

(m)
No Material Adverse Change. Since December 31, 2005, other than as disclosed in the Public Record, (i) the Esprit Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Esprit, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Esprit Parties taken as a whole.

(n)	Books and Records. The records and minute books of the Esprit Parties have been maintained substantially in accordance with all applicable Law and are complete and accurate in all material respects.
(o)
Reports. As of their respective dates, (i) the Esprit Financial Statements, (ii) Esprit’s Revised Annual Information Form dated June 15, 2006 (including all documents incorporated by reference therein), (iii) Esprit’s information circular and proxy statement dated March 15, 2006, (iv) all Esprit press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Esprit in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Esprit Financial Statements and other financial statements of Esprit included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Esprit’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Esprit on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Esprit on a consolidated basis. There has been no material change in Esprit accounting policies, except as described in the notes to the Esprit Financial Statements, since January 1, 2005.

(p)
Environmental. Except as disclosed in the Esprit Disclosure Letter, or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Esprit Party or Subsidiary, nor has any Esprit Party or Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Esprit. All operations of the Esprit Parties and Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Esprit Parties and Subsidiaries, taken as a whole. The Esprit Parties are not subject to nor are they aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or
(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to the Esprit Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse effect on the Esprit Parties.

(q)
Title. Although they do not warrant title, except as disclosed in the Esprit Disclosure Letter, neither Esprit nor Esprit Ltd. has any knowledge or is aware of any defects, failures or impairments in the title of the Esprit Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Esprit Parties; or (iii) the current consolidated cash flow of the Esprit Parties.

(r)
Licences. Except as disclosed in the Public Record, each of the Esprit Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Esprit Parties.

(s)
Compliance with Laws. Each of the Esprit Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Esprit Parties or on the ability of the Esprit Parties to consummate the Acquisition and Redemption Transaction.

(t)
Fairness Opinion. The Esprit Board of Directors has received a verbal opinion as of July 23, 2006 from CIBC World Markets Inc. to the effect that, assuming the prior payment of the Special Distribution, the consideration to be received by Esprit Unitholders in connection with the Acquisition and Redemption Transaction is fair, from a financial point of view, to the Esprit Unitholders.

(u)	Investment Canada Act. Esprit is a “Canadian” within the meaning of the Investment Canada Act (Canada).
(v)
Insurance. Policies of insurance are in force as of the date hereof naming each Esprit Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Esprit Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(w)
Information to Independent Engineer. Esprit and Esprit Ltd. have no reason to believe that the report prepared by GLJ dated February 23, 2006, with a preparation date of February 9, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Esprit as of December 31, 2005 and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Esprit Information Circular, whether in addition to or as a replacement for such report, was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Esprit and Esprit Ltd. have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Esprit has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Esprit Parties, in each case as at the effective date of such reports, and, in particular, all material information respecting the Esprit Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(x)
Disclosure. The data and information in respect of the Esprit Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Esprit to or on behalf of Pengrowth was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(y)
Debt. Esprit’s consolidated indebtedness does not exceed $365 million including the Esprit Debentures and the Esprit Credit Facility but excluding hedging obligations, the Special Distribution, amounts payable in respect of the Esprit Rights and costs of this transaction.

(z)
No Reduction of Interests. Except as disclosed in the Esprit Disclosure Letter, none of the Esprit Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Esprit Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(aa)	Operation and Condition of Wells. All wells in which any of the Esprit Parties holds an interest, directly or indirectly:
(i)
for which any of the Esprit Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)
for which none of the Esprit Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas Industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;
(bb)	Operation and Condition of Tangibles. The Esprit Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:
(i)
for which any of the Esprit Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Esprit Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and
(ii)
for which none of the Esprit Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Esprit Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.
(cc)
Outstanding AFEs. there are no outstanding authorizations for expenditure pertaining to any of the Esprit Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the Esprit Financial Statements in excess of $2.5 million for each such commitment, approval or authorization other than disclosed in the Esprit Disclosure Letter. The Esprit Parties’ outstanding authorizations for expenditure are listed in the Esprit Disclosure Letter.

(dd)
Brokers and Finders. The Esprit Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Esprit as financial, mergers and acquisitions, and strategic advisors as set forth in the Esprit Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Esprit Parties to such advisors is set forth in the Esprit Disclosure Letter, a copy of which has been provided to Pengrowth. After the payment of such financial obligations to Esprit’s advisors, the Esprit Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(ee)
Employment and Officer Obligations. Other than the Esprit Employment Agreements and Esprit Ltd.’s consulting services agreements, termination, severance and retention agreements, and the existing health and benefit plans and pension obligations and as disclosed in the Esprit Disclosure Letter, in connection with the Acquisition and Redemption Transaction there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Esprit Parties. The obligations of Esprit Parties under the Esprit Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments whatsoever arising out of or in connection with the Acquisition and Redemption Transaction, shall not exceed the amounts set forth in the Esprit Disclosure Letter.

(ff)
Confidentiality Agreements. All agreements entered into by Esprit with Persons other than Pengrowth regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to the sale of Esprit or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Pengrowth has not waived the standstill or other provisions of any of such agreements.
(gg)	Outstanding Acquisitions. The Esprit Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.
(hh)	Mutual Fund Trust. Esprit is a “mutual fund trust” and a “unit trust” within the meaning of the Tax Act.
(ii)	Place of Principal Offices. The principal offices of the Esprit Parties are not located within the United States.
(jj)	Foreign Private Issuer. Esprit is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.
(kk)	Investment Company Act of 1940. Esprit is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.
(ll)
Board Approval. The members of the Esprit Board of Directors entitled to vote have unanimously endorsed the Acquisition and Redemption Transaction and approved this Agreement, have unanimously determined that the Special Distribution, Acquisition and Redemption Transaction and this Agreement are in the best interests of Esprit and the Esprit Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Acquisition and Redemption Transaction is fair, from a financial point of view, to Esprit Unitholders and has resolved to unanimously recommend approval of the Acquisition and Redemption Transaction by Esprit Unitholders.

(mm)	Esprit Disclosure Letter. The matters disclosed to Pengrowth in the Esprit Disclosure Letter remain true and correct in all material respects as of the date hereof.
(nn)
Registration Statement. The information in the Esprit Information Circular (excluding any information therein provided by the Pengrowth Parties) and the information supplied by the Esprit Parties for inclusion in the Registration Statement shall not at (i) the time the Registration Statement becomes effective, (ii) the time the Esprit Circular (or any amendment thereof or supplement thereto) is first mailed to the Esprit Unitholders, (iii) the time of the Esprit Special Meeting and (iv) at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact which is necessary in order to make the statements therein, not misleading.

(oo)
Disclosure. To the knowledge of Esprit, Esprit has not withheld from Pengrowth any material information or documents concerning Esprit or any of its Subsidiaries or their respective assets or liabilities during the course of Pengrowth’s review of Esprit and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Pengrowth by Esprit pursuant hereto (including without limitation, any matter disclosed by Esprit in the Esprit Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(pp)	Transaction Expenses. The aggregate expenses of Esprit in respect of the transactions contemplated hereby, including severance and termination payment to trustees, directors,

officers and employees pursuant to employment contracts and legal and other expenses, do not exceed the amount disclosed in the Esprit Disclosure Letter.

Schedule “D”
Representations and Warranties of the Pengrowth Parties
     Each of Pengrowth and Pengrowth Co hereby jointly and severally make the representations and warranties set forth in this Schedule D to and in favour of Esprit and Esprit Ltd. and acknowledge that each of Esprit and Esprit Ltd. is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
(a)
Organization and Qualification. Pengrowth is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Pengrowth Co is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Pengrowth Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Pengrowth Parties.

(b)
Authority Relative to this Agreement. Pengrowth Co has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Pengrowth, as applicable, and each of Pengrowth and Pengrowth Co has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery and the consummation by Pengrowth and Pengrowth Co of the Acquisition and Redemption Transaction have been unanimously approved and duly authorized by the Pengrowth Board of Directors and no other proceedings on the part of Pengrowth or Pengrowth Co are necessary to authorize the Acquisition and Redemption Transaction. This Agreement has been duly executed and delivered by each of Pengrowth and Pengrowth Co and constitutes a legal, valid and binding obligation of each of Pengrowth and Pengrowth Co enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Pengrowth has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)	No Violations. Except as disclosed in the Pengrowth Disclosure Letter or as contemplated by this Agreement:
(i)
neither the execution and delivery of this Agreement by Pengrowth and Pengrowth Co nor the consummation of the Acquisition and Redemption Transaction nor compliance by the Pengrowth Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Pengrowth Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Pengrowth Material Agreements or the trust indenture articles, by-laws, shareholder agreements or other constating document of any Pengrowth Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an Pengrowth Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Pengrowth Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Pengrowth Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Pengrowth Parties taken as a whole, or significantly impede the ability of the Pengrowth Parties to consummate the Acquisition and Redemption Transaction); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Pengrowth Parties; and

(ii)
other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed following the Acquisition and Redemption Transaction, and, except for the requisite approval of a court of competent jurisdiction, the Competition Bureau, Investment Canada and the Minister of Industry, as applicable, (A) there is no legal impediment to the Pengrowth Parties’ consummation of the Acquisition and Redemption Transaction, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Pengrowth Parties in connection with the consummation of the Acquisition and Redemption Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Pengrowth Parties, or significantly impede the ability of the Pengrowth Parties to consummate the Acquisition and Redemption Transaction.

(iii)
Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Pengrowth Co, threatened or for which there is a reasonable basis, affecting or that would affect the Pengrowth Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Pengrowth Parties which, if successful, would have a Material Adverse Effect on the Pengrowth Parties, or would significantly impede the ability of the Pengrowth Parties to consummate the Acquisition and Redemption Transaction.

(e)	Taxes, etc. Except as disclosed in the Pengrowth Disclosure Letter:
(i)
All Tax Returns required to be filed by or on behalf of any Pengrowth Parties have been duly filed and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Pengrowth Parties with respect to items or periods covered by such Tax Returns;
(ii)
Pengrowth has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)	no material deficiencies exist or have been asserted with respect to Taxes of Pengrowth or any of its Subsidiaries;

(iv)
none of Pengrowth or Pengrowth Co is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Pengrowth and Pengrowth Co, has such an event been asserted or threatened against Pengrowth or Pengrowth Co or any of their respective assets that would have a Material Adverse Effect on the Pengrowth Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Pengrowth or Pengrowth Co. No audit by tax authorities of Pengrowth or Pengrowth Co is in process or pending, to the knowledge of Pengrowth; and

(v)
Pengrowth has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Pengrowth and its Material Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Pengrowth or its Material Subsidiaries.

(f)
Reporting Issuer Status. Pengrowth is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Class A trust units of Pengrowth are listed and posted for trading on the TSX and the NYSE and the Class B trust units of Pengrowth are listed on the TSX; following the Pengrowth Unit Consolidation the Pengrowth Units will be listed and posted for trading on the TSX and the NYSE.

(g)
Capitalization. As of the date hereof, the authorized capital of Pengrowth consists of 500,000,000 Pengrowth Units and one Special Voting Unit (as defined in the Pengrowth Trust Indenture). As of June 30, 2006 there were issued and outstanding 160,777,279 trust units of Pengrowth, comprised of 77,527,433 Class A trust units, 83,215,734 Class B trust units and 34,112 trust units in the form existing prior to the reclassification of the trust unit capital of Pengrowth that occurred on July 27, 2004 and no Special Voting Units. Other than pursuant to the Pengrowth Incentive Plans, and up to the maximum limits allowable in connection therewith, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pengrowth of any securities of Pengrowth (including Pengrowth Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Pengrowth (including Pengrowth Units). All outstanding Pengrowth Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights and all Pengrowth Units issuable pursuant to the Pengrowth Incentive

Plans in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(h)
Ownership of Subsidiaries. As of the date hereof Pengrowth is the beneficial direct or indirect owner of all of the outstanding shares of its Material Subsidiaries with good title thereto free and clear of any and all encumbrances. Other than 100 common shares of Pengrowth Co held by the Pengrowth Manager, there are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Pengrowth Parties (other than Pengrowth) of any securities of the Pengrowth Parties (other than Pengrowth) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Pengrowth Parties (other than Pengrowth) or any of their Subsidiaries. All outstanding securities of the Pengrowth Parties (other than Pengrowth) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(i)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Pengrowth Units, the Pengrowth Notes or any other securities of Pengrowth has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pengrowth and Pengrowth Co, are contemplated or threatened under any applicable Law or by any other regulatory authority.

(j)
Material Agreements. There are no agreements material to the conduct of the Pengrowth Parties’ affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to Esprit prior to July 19, 2006 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Pengrowth Party that is a party thereto is not in material default under any such agreements.

(k)
Filings. Pengrowth has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Pengrowth Co will deliver to Esprit Ltd., as soon as they become available, true and complete copies of any material reports or statements required to be filed by Pengrowth with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Esprit Parties, as to which Pengrowth and Pengrowth Co make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable Laws.

(l)
No Material Adverse Change. Since December 31, 2005, other than as disclosed in the Public Record, (i) the Pengrowth Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no material liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) to Pengrowth and Pengrowth Co, taken as a whole, has been incurred other than in the ordinary course of business, and (iii)

there has not been any Material Adverse Change in respect of the Pengrowth Parties taken as a whole.

(m)
Books and Records. The records and minute books of the Pengrowth Parties have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(n)
Reports. As of their respective dates, (i) the Pengrowth Financial Statements, (ii) Pengrowth’s Annual Information Form dated March 29, 2006 (including all documents incorporated by reference therein), (iii) Pengrowth’s information circular and proxy statement dated May 16, 2006, (iv) all Pengrowth press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2006, and (v) all prospectuses or other offering documents used by Pengrowth in the offering of its securities or filed with the Securities Authorities since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Law. The Pengrowth Financial Statements and other financial statements of Pengrowth included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Pengrowth’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Pengrowth on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Pengrowth on a consolidated basis. There has been no material change in Pengrowth accounting policies, except as described in the notes to the Pengrowth Financial Statements, since January 1, 2006.

(o)
Environmental. Except as disclosed in the Pengrowth Disclosure Letter or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Pengrowth Party, nor has any Pengrowth Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Pengrowth. All operations of the Pengrowth Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Pengrowth Parties, taken as a whole. The Pengrowth Parties are not subject to nor are Pengrowth or Pengrowth Co aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or
(ii)	any demand or notice with respect to the breach of any Environmental Laws applicable to the Pengrowth Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Pengrowth Parties.

(p)
Title. Although they do not warrant title, except as disclosed in the Pengrowth Disclosure Letter, neither Pengrowth nor Pengrowth Co has any knowledge or is aware of any material defects, failures or impairments in the title of the Pengrowth Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Pengrowth Parties; or (iii) the current consolidated cash flow of the Pengrowth Parties.

(q)
Licences. Except as disclosed in the Public Record, each of the Pengrowth Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Pengrowth Parties.

(r)
Compliance with Laws. Each of the Pengrowth Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Pengrowth Parties or on the ability of the Pengrowth Parties to consummate the Acquisition and Redemption Transaction.

(s)
Insurance. Policies of insurance are in force as of the date hereof naming a Pengrowth Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Pengrowth Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(t)
Information to Independent Engineer. Pengrowth and Pengrowth Co have no reason to believe that the report prepared by GLJ dated February 17, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Pengrowth as of December 31, 2005 and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in Esprit Circular, whether in addition to or as a replacement to such report, was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Pengrowth and Pengrowth Co have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Pengrowth has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Pengrowth Parties, in each case as at the effective dates of such report, and, in particular, all material information respecting the Pengrowth Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(u)
Disclosure. The data and information in respect of the Pengrowth Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Pengrowth to or on behalf of Esprit was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(v)	Debt. As at March 31, 2006, Pengrowth’s long term consolidated indebtedness did not exceed $421.1 million.

(w)
No Reduction of Interests. Except as disclosed in the Pengrowth Disclosure Letter, none of the Pengrowth Parties’ material oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under an Pengrowth Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(x)	Operation and Condition of Wells. All wells in which any of the Pengrowth Parties holds an interest:
(i)
for which any of the Pengrowth Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)
for which none of the Pengrowth Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(y)	Operation and Condition of Tangibles. The Pengrowth Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:
(i)
for which any of the Pengrowth Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which an Pengrowth Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which none of the Pengrowth Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Pengrowth Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(z)
Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Pengrowth Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Pengrowth Financial Statements in excess of $25 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budget disclosed in writing to Esprit.

(aa)
Brokers and Finders. The Pengrowth Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement or, any transaction contemplated hereby, other than otherwise as disclosed to Esprit.

(bb)
Employment and Officer Obligations. Other than the Pengrowth Management Agreement, and employment agreements with the executive officers, Pengrowth Co’s existing employee health and benefit plans, employee savings plans, pension obligations and as disclosed in writing in the Pengrowth Disclosure Letter, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Pengrowth Parties.

(cc)
Outstanding Acquisitions. The Pengrowth Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of the amount specified in the Pengrowth Disclosure Letter.

(dd)	Mutual Fund Trust. Pengrowth is a “mutual fund trust” and a “unit trust” within the meaning of the Tax Act.

(ee)	Place of Principal Offices. The principal offices of the Pengrowth Parties are not located within the United States.

(ff)	Pengrowth Disclosure Letter. The matters disclosed to Esprit in the Pengrowth Disclosure Letter remain true and correct in all material respects as of the date hereof.

(gg)
Disclosure. To the knowledge of Pengrowth, Pengrowth has not withheld from Esprit any material information or documents concerning Pengrowth or any of its Subsidiaries or their respective assets or liabilities during the course of Esprit’s review of Pengrowth and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Esprit by Pengrowth pursuant hereto (including without limitation, any matter disclosed by Pengrowth in the Pengrowth Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(hh)	Foreign Private Issuer. Pengrowth is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ii)	Investment Company. Neither Pengrowth Party is an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(jj)
Board Approval. The members of Pengrowth’s Board of Directors entitled to vote have unanimously endorsed the Acquisition and Redemption Transaction and approved this Agreement and have unanimously determined that the Acquisition and Redemption Transaction and this Agreement are in the best interests of Pengrowth and Pengrowth Unitholders.

(kk)	U.S. Tax Election. Pengrowth has made a valid election pursuant to Section 754 of the U.S. Code.

(ll)
Registration Statement. The information in the Registration Statement (excluding any information therein provided by the Esprit Parties) and the information supplied by the Pengrowth Parties for inclusion in the Esprit Circular shall not at (i) the time the Registration Statement becomes effective, (ii) the time the Esprit Circular (or any amendment thereof or supplement thereto) is first mailed to the Esprit Unitholders, (iii) the time of the Esprit Special Meeting and (iv) at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact which is necessary in order to make the statements therein, not misleading.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Pengrowth intends to file relevant materials with the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form F-10 (the “Registration Statement”) to register the Pengrowth Units (the “Units”) to be issued in connection with the proposed transaction. Investors and unit holders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Pengrowth and Esprit, the transaction and related matters. Investors and unit holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Pengrowth through the web site maintained by the SEC at www.sec.gov. In addition, investors and unit holders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Pengrowth by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com or by telephone at 403-233-0224 or toll free at 1-888-744-1111.